Exhibit 99.3

2012 Annual Report

Changing the way the world works and learns

Changing the way the world works and learns.

That’s a big statement. But it actually comes from the people who use our products.

Students. Teachers. Businesspeople.

Over and over again, we hear customers say that SMART solutions have brought change to their lives. Significant change. We hear that an autistic student has read his first sentence in a SMART-enabled classroom. We hear how SMART solutions have helped construction teams slash building costs. Teachers tell us they can’t imagine working without a SMART Board® interactive whiteboard. Health care workers say they are more productive. And groups of IT specialists have revolutionized the way they talk to their customers.

The stories are consistent and pervasive. We are improving the way people work and learn.

That fact motivates us to keep innovating. It fuels our determination to create solutions that help students achieve and teams work together more effectively.

We’d like to thank our customers for choosing SMART solutions twice as often as other brands. For inspiring us. And for helping us change the way the world works and learns.

This document contains forward-looking statements within the meaning of applicable Canadian and U.S. securities laws, including statements relating to SMART’s plans and expectations for fiscal 2013. Many factors could cause SMART’s actual results, performance or achievements, or industry conditions to differ materially from those expressed or implied by the forward-looking statements as described within the 2012 Annual Report under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Letter to Shareholders

Dear Shareholders,

The past year was challenging on many fronts, as education funding shortages in the United States persisted and Europe faced similar austerity measures and contended with debt reduction. These macroeconomic challenges had an impact on our business, resulting in year-over-year revenue decline. Though our revenues were marginally down, we maintained our position as the interactive display category leader both globally and in the United States. Our products remain a high priority purchase for educators worldwide, and we have generated promising momentum in the business segment as an increasing number of organizations integrate SMART products into their meeting rooms and other collaboration workspaces.

Almost two months have passed since the Board of Directors asked me to take on the role of interim President and CEO, and I have pushed forward with a full mandate and the Board’s support. A strategy review is underway, and we are examining all facets of the organization and our market opportunities. A myriad of options are being considered with an emphasis on refining our focus and maximizing our long-term growth potential. I expect to share more detail on the outcome of the strategy review in the third quarter of fiscal 2013.

Year in Review

Throughout our fiscal year, the economic downturn continued to adversely affect funding for school districts in the United States, resulting in some deterioration in demand for our classroom technology. With our large customer base, which includes many school districts that have standardized on SMART products, and the widespread use of our software and content, we are well positioned to increase classroom penetration and attachment sales when education funding returns to normalized levels. We will also continue to strategically target international markets and businesses to support our growth, where penetration levels are much lower.

While the education market continues to be a key part of our business, we have shifted some of our resources to the development of our opportunities in the business market. We are working closely with our customers to ensure we are maximizing the value our products add to organizations. More than 200 Fortune 1000 companies have trialed our products, and many of these trials are moving to broader adoptions. We continue to fuel this momentum with ongoing investments in our sales and marketing infrastructure, product development and channel relationships. During the year we forged alliances with leading technology companies, including Cisco® and Microsoft®. These alliances will provide SMART with additional avenues to showcase our products in business environments and ensure interoperability between our products and those of unified communications and collaboration (UC&C) market leaders.

Establishing a foothold in our key international education markets

Tom Hodson, Interim President and Chief Executive Officer

has been one of our top priorities over the past year. These efforts have produced successful results in several countries, including Russia and India. In other emerging markets, we have also developed a pipeline of promising opportunities on which we are ready to capitalize. In the second half of our fiscal year, we surpassed 100 SMART Showcase Schools in Europe, the Middle East and Africa (EMEA) with each school acting as a conduit that enables educators to display our brand and demonstrate the value of our products.

As the year progressed, we began to experience increased pricing pressure in certain education market geographies. We selectively and strategically participated in international tenders where we anticipated large future growth potential, and some margin erosion resulted. To address markets with higher sensitivity to price, we have launched our new LightRaise™ 40wi interactive projector, which is a more affordable interactive solution for classrooms.

As we position ourselves for more growth in price-sensitive markets, we continue to employ additional cost-down strategies to augment our new product offerings. In the latter half of the fiscal year, we transitioned our assembly operation in Ottawa to a contract manufacturer in Mexico. We have an internal team focused on continuous cost-down initiatives through product design and manufacturing efficiencies. A contract manufacturing location in China has also been established and production commenced there in August 2011.

New competitors have emerged in our space, and we have also seen the rise of tablets, which have revolutionized many industries and have made their way into the classroom. Though we do not view tablets as a substitute for SMART’s core products, we compete for the same education budget dollars. Currently, our approach is to enhance our education solutions to ensure that they continue to deepen student engagement and improve learning outcomes, so that they remain a priority purchase. Recently we have announced our new SMART Notebook™ app for iPad, which will enable students to access SMART Notebook lessons individually on the iPad and collaboratively in class on the SMART Board® interactive whiteboard. We believe SMART products will coexist with other technologies, including tablets, and we are working to ensure our products will interoperate well with them.

Financial Overview

In fiscal 2012, SMART generated $746 million in revenue, which was a decrease of 6% over fiscal 2011. North America accounted for 65% of revenue, and EMEA and Rest of World (ROW) comprised 25% and 10%, respectively. North American revenues declined by 13% over the year, partially offset by 5% growth in EMEA and 33% growth in ROW. Gross margin for the year was 45%, a decline of 5 points over last year.

We finished the year with adjusted EBITDA of $128 million and adjusted net income of $71 million, decreases of 31% and 16% respectively. We generated $58 million in cash from operations, ending fiscal 2012 with a cash balance of $96 million.

We continue to take a conservative balance sheet approach and have repaid $48 million in debt over the past year while maintaining a solid cash position. In August 2011, our Board of Directors approved a share repurchase program under which we were authorized to repurchase up to four million Class A Subordinate Voting Shares for cancellation over the following year. Under the plan, we repurchased over 2.3 million shares in fiscal 2012.

Innovation

We are driven to create products that improve learning and collaboration. We provide educators with tools that facilitate the improvement of student outcomes, and we provide businesses with solutions that generate a tangible return on investment. Our product development team is focused on new products that help increase the efficiency and effectiveness of our customers. This team is continually enhancing our existing portfolio of products, making them easier to use and adding functionality. We have recently announced a number of new products and product upgrades that strengthen our technology and product leadership position.

Freestorm™ visual collaboration solutions – A set of comprehensive business products that combines industry-leading interactive displays, powerful collaboration software and dispersed collaboration options. They include the new SMART Board 8055i interactive flat panel with presence detection, SMART Meeting Pro™ 3.0 software with new SMART Ink™ and Bridgit® 4.5 conferencing software.

LightRaise 40wi interactive projector – A pen-enabled, ultra-short-throw projector that can turn nearly any surface into an interactive learning space. This projector provides a viable option for customers who are more price-sensitive but still desire the quality of SMART education solutions.

SMART Notebook 11 collaborative learning software – Software that has been enhanced with additional features that make collaboration with online resources more interactive and comprehensive. New features include an embedded web browser for integrating online resources into SMART Notebook files and new widgets that enable even more learning resources to be included within SMART Notebook software.

SMART Notebook app for iPad – An app that allows students to use SMART Notebook software on their personal or school-owned iPad. The application enables a seamless transition between whole-class, small-group and personalized learning, allowing students and teachers with iPads to enjoy the engaging lesson materials of SMART Notebook software.

Looking Ahead

Despite the challenges we faced this year, I believe there is large market potential for our products in both education and business. Interactive display classroom penetration rates are only about 12% globally, and business adoption is accelerating. Even as parts of the world face economic challenges, governments continue to appreciate the importance of investment in education, and businesses continue to seek efficiency and effectiveness. At the heart of our strategy is a vision of innovation that helps our customers achieve these goals.

Through our strategy review process, we will strengthen the foundation that has brought us past success and will make key decisions that shape our future. The upcoming year will be one of transformation, as we reassess our competitive strategy and look to increase our operational effectiveness to ensure we have the right platform for future growth. Through this transformative process, we will remain driven to create products that make a difference to our customers. We are confident that customers will continue to experience the value of our solutions in businesses and classrooms as we change the way the world works and learns.

I would like to express my excitement and optimism regarding the future of SMART. Over my past five years with the company, I have developed confidence in the creativity and capability of my fellow employees. I have experienced firsthand the enthusiasm and commitment of our customers and resellers. As we begin this new chapter, I would like to extend my sincere appreciation to our staff, customers, resellers, suppliers and shareholders for their ongoing support of the company.

Sincerely,

Tom Hodson

Interim President and Chief Executive Officer

Financial Highlights

Challenging market dynamics in the education sector contributed to a decline in our revenue and key financial metrics in fiscal 2012. We continue to make investments to maintain our category-leading position in education and drive growth in the business sector.

1 -	Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and are not substitutes for GAAP equivalents. For a full reconciliation of Adjusted EBITDA and Adjusted Net Income to their most comparable GAAP measures, please refer to Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2012 in this annual report.

2 -	Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART PodiumTM interactive pen displays and SMART TableTM interactive learning centers.

3 -	Futuresource Consulting Ltd., May 2012 (trailing 12-month data to March 31, 2012). Interactive displays include interactive whiteboards and interactive flat panels.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following annual management’s discussion and analysis (“MD&A”) should be read in conjunction with our audited consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the fiscal year ended March 31, 2012. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company”, “SMART Technologies”, “SMART®”, “we”, “our”, “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2012, we mean our fiscal year ended March 31, 2012. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our audited consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2012	0.9975	0.9930
Year ended March 31, 2011	0.9696	1.0167
Year ended March 31, 2010	1.0158	1.0906

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding”, “expect”, “increase”, “intend”, “plan”, “believe”, “project”, “estimate”, “anticipate”, “may”, “will”, “continue”, “further”, “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education, business and government markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements, as discussed more fully in the sections “Risks Related to Our Business” and “Capital Structure Risks”. These risk factors and assumptions include, but are not limited to, the following:

•	competition in our industry;

•	reduced spending by our customers due to changes in the spending policies or budget priorities for government funding;

•	our ability to successfully execute our strategy to grow in the business and government markets;

•	our ability to grow our sales in foreign markets;

•	our ability to enhance current products and develop and introduce new products;

•	the development of the market for interactive learning and collaboration products;

•	possible changes in the demand for our products;

•	our ability to maintain sales in developed markets that are more saturated;

•	the potential negative impact of product defects;

•	our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights;

•	third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us;

•	our ability to manage our business operations to create and sustain future growth effectively;

•	our ability to protect our brand;

•	our ability to obtain components and products from suppliers on a timely basis and on favorable terms;

•	the reliability of component supply and product assembly and logistical services provided by third parties;

•	our ability to establish new relationships and to build on our existing relationships with our dealers and distributors;

•	our ability to manage risks inherent in foreign operations;

•	the potential of increased costs related to future restructuring and related charges;

•	our ability to integrate the operations of the various businesses we acquire;

•	the potential negative impact of system failures or cyber security attacks;

•	our ability to manage, defend and settle litigation; and

•	our ability to manage cash flow, foreign exchange risk and working capital.

Overview

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive displays, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than 1.9 million classrooms worldwide, reaching over 40 million students and their teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

At the core of SMART’s solution is the interactive display with solutions specifically designed for both education and business. SMART’s solutions for education combine collaboration software with a comprehensive line of interactive displays and other complementary hardware, accessories and services which enhance learning in a variety of ways. SMART’s Freestorm visual collaboration solutions for business include a set of comprehensive business products that combine industry leading interactive displays, intuitive collaboration software and remote collaboration tools.

We generate our revenue from the sale of these interactive technology products and integrated solutions, including hardware, software and services. Our global expansion has led to our products being used in more than 175 countries worldwide through our distributor and dealer network to the education, business and government markets. Although we do not sell to them directly, we consider these end-users to be our customers. We estimate that approximately 85% of our sales are to customers in the education market and the other 15% to customers in the business and government markets.

Our company operates in a fast-paced global environment where technology changes rapidly and the list of new competitors and competitor products is growing. As we focus on expanding our markets and further developing our portfolio of collaboration solutions, we plan to continue building on our position as the global leader in the interactive display product category. With educational funding constraints in North America and the ongoing economic debt crisis in Europe, we are focused on balancing our investment between education and our growing business segment.

The company is investing heavily in the business and government markets with plans to aggressively drive demand for our products. We are leveraging new and existing dealers and distributors and other strategic relationships to penetrate these markets. Our commitment to this segment is encompassed in our new Freestorm visual collaboration solutions which focus on the simplicity and ease of use of our products, while fully integrating them with critical business processes and products for a superior collaborative business solution. We have expanded our research and development, sales and marketing teams to develop and sell solutions for these markets and SMART has also recently partnered with other unified communication and collaboration companies to deliver enhanced interactive collaboration solutions.

In the education market, we believe that significant opportunities exist beyond the traditional markets we have penetrated. Our strategy includes acquiring new customers in emerging markets we are developing that have seen recent growth. We focus on selective investment in profitable emerging markets and have expanded operations in continental Europe, Asia and in other countries where we believe average penetration rates are currently lower than in the United Kingdom, U.S. and Canada. We have broadened our geographical focus to support our distribution channel by opening offices in additional countries, by continuing to hire additional personnel in our current global locations and by increasing our global distribution network. We have also varied our sales approach regionally with a focus on deeper product penetration in mature markets, like North America, while marketing and selling our complete solution to new customers in developing global markets.

We have been successful at penetrating our different target markets by providing fully integrated solutions including hardware, software and support services that enhance the interactive display experience with improved collaboration. We have also increased the depth and quality of the digital content offered by us and third parties for use on our interactive displays. We have supported our focus of expanding globally and further penetrating the education, business and government markets by developing different series of collaboration solutions designed to meet the specific requirements of our target markets.

Our portfolio of products has expanded to include several new products. We have recently launched four new models of collaboration systems for business which incorporate the SMART appliance and the SMART Board® 400 Series interactive overlay which can be added to numerous types of flat-panel displays to enable touch and ink interactivity. We have recently announced our Freestorm visual collaboration solutions including the SMART Board 8055i interactive flat panel, our first large-format interactive display with presence detection, and the LightRaise™ 40wi interactive projector, intended to provide an affordable way of integrating interactive technology product into the classroom. We will also be launching SMART Notebook™ 11 software which has a number of new features that offer even more opportunities for collaboration and increased interaction.

Highlights

Economic challenges in our main markets and restrictions on government spending have continued to impact our results compared to prior periods. Restrained North American education spending on technology investments has resulted in a significant decline in North American education revenue in fiscal 2012, which was partially offset by growth in Europe, the Middle East and Africa (“EMEA”), the rest of world and the business market. Key highlights in fiscal 2012 are as follows:

•

Revenue decreased by $44.3 million, or 5.6% in fiscal 2012 compared to fiscal 2011 and our interactive display unit sales declined 6.7% year over year. Gross margin at 45.0% was lower than the prior year primarily due to decreased revenue and the impact of allocating fixed overhead costs over this lower revenue. There were a number of other contributing factors including costs related to the move of our Ottawa assembly facility to contract manufacturers, delays in product cost reduction initiatives triggering lower than targeted margins on a number of new products and competitive pricing in certain markets. We also recorded a fourth quarter warranty charge of $5.2 million primarily related to repairs and replacements of our SMART UF55 line of projectors. This charge is in addition to warranty provisions previously disclosed for this product in the fourth quarter of fiscal 2011. The SMART UF55 projector was discontinued in fiscal 2011 and this issue is not expected to impact our current product lines. We are focused on improving our margins through cost reduction initiatives designed to reduce the cost of sales for both products sold in emerging markets and new products we introduce to maintain our market leadership position.

•

We are continuing our focus on cost management and investing strategically while striving to gain efficiencies in our base structure. We announced in August that we would move our remaining assembly operations to contract manufacturers and discontinue our own product assembly in Ottawa, Canada. In fiscal 2012, we incurred total costs of approximately $14.6 million related to this transition, of which $13.4 million was recorded as restructuring costs in operating expenses with the remainder in cost of sales. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility. As a result, we recorded lease obligation costs of $8.1 million in the third quarter of fiscal 2012 based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term which are included in the $14.6 million of restructuring costs discussed above.

•

In August 2011, our Board of Directors approved a share repurchase program and normal course issuer bid for the purchase and cancellation of up to 4,000,000 of the Company’s Class A Subordinate Voting Shares. By March 31, 2012, we had repurchased for cancellation 2,327,486 Class A Subordinate Voting Shares at an average price of $4.19 per share for a total purchase price of $9.8 million.

•	During fiscal 2012, the remaining balance of $45.0 million of the Second lien facility was repaid.

Sources of Revenue and Expenses

Revenue

We generate our revenue from the sale of interactive technology products and solutions, including hardware, software and services. Our distribution and sales channel includes dealers in North America and distributors in the EMEA, Caribbean, Latin America and Asia Pacific regions. We complement and support our sales channel with sales and support staff who work either directly with prospective customers or in coordination with our sales channel to promote and provide products and solutions that address the needs of the end-user. Revenue is recognized at the time we transfer the risks and rewards to our sales channel according to contractual terms. Our current practice usually involves multiple elements including post-contract technical support, software upgrades and updates, although we are not contractually required to do so. Revenue from product sales is allocated to each element based on relative fair values with any discount allocated proportionately. Revenue attributable to undelivered elements is deferred and recognized ratably over the estimated term of provision of these elements.

In the past, one of our key revenue metrics was the volume and average selling price of interactive whiteboards sold. Interactive technology products have evolved significantly and now encompass a far wider array of products. As a result, beginning in the fourth quarter of fiscal 2012, we are now reporting the volume and average selling price of interactive displays, a new broader category, and have stated these numbers retroactively throughout the MD&A. Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

Cost of Sales

Our cost of sales have been primarily comprised of the cost of materials and components purchased from our suppliers, assembly labor and overhead costs, inventory provisions and write offs, warranty costs, product transportation costs and other supply chain management costs. With the transition of all product assembly to contract manufacturers in the last half of the fiscal year, assembly labor and certain overhead costs are now incorporated in the cost from contract manufacturers. Standard warranty periods on interactive displays extend up to five years and on other hardware products from one to three years. At the time product revenue is recognized, an accrual for estimated warranty costs is recorded as a component of cost of sales based on estimates for similar product experience. This is adjusted over time as actual claims experience data is obtained. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item. Depreciation of assembly equipment is included in cost of sales. To the extent that our sales increase, we also expect our cost of sales to increase in absolute dollars.

Selling, Marketing and Administration Expenses

Our selling and marketing expenses consist primarily of costs relating to our sales and marketing activities, including salaries and related expenses, customer order management activities, customer support, advertising, trade shows and other promotional activities. We offer various cooperative marketing programs to assist our sales channel to market and sell our products which are included as part of selling and marketing expenses. Our administration expenses consist of costs relating to people services, information systems, legal and finance functions, professional fees, insurance, stock-based compensation and other corporate expenses. We expect these expenses to increase slightly compared to prior years as a percentage of revenue.

Research and Development Expenses

Research and development expenses consist primarily of salaries and related expenses for software and hardware engineering and technical personnel as well as materials and consumables used in product development. We incur most of our research and development expenses in Canada and New Zealand, and are eligible to receive Scientific Research and Experimental Development (“SR&ED”) investment tax credits for certain eligible expenditures. Investment tax credits are netted against our provision for income taxes for financial statement presentation purposes. We expect research and development expenses to increase slightly compared to prior years as a percentage of revenue as we focus on enhancing and expanding our product offerings.

Interest Expense

We incur interest expense on our outstanding long-term debt and credit facility. Interest expense declined significantly in fiscal 2011 as a result of the 2010 Reorganization which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011. Interest expense also declined in fiscal 2012 due to the significant debt repayments made in the last three quarters of fiscal 2011 and first two quarters of fiscal 2012.

Foreign Exchange Gains & Losses

We report our financial results in U.S. dollars allowing us to assess our business performance in comparison to the financial results of other companies in the technology industry. Our Canadian operations and marketing support subsidiaries around the world have the Canadian dollar as their functional currency. Our U.S. and New Zealand operating subsidiaries have the U.S. dollar as their functional currency and our Japanese operating subsidiary has the Japanese Yen as its functional currency. The financial results of these operating subsidiaries are converted to Canadian dollars for consolidation purposes and then the Canadian consolidated financial results are converted from Canadian dollars to U.S. dollars for reporting purposes.

Our foreign exchange exposure is primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar-denominated assets and liabilities, including our external debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. Gains and losses on our U.S. dollar-denominated debt prior to its maturity or redemption are non-cash in nature.

Results of Operations

The following table sets forth certain consolidated statements of operations data and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Fiscal Year Ended March 31,
	2012	2011	2010
Consolidated Statements of Operations
Revenue	$745.8	$790.1	$648.0
Cost of sales	410.2	399.2	326.5

Gross margin	335.6	390.9	321.5
Operating expenses
Selling, marketing and administration	178.3	180.1	138.8
Research and development	51.8	53.7	33.6
Depreciation and amortization	30.8	31.8	15.9
Restructuring costs	13.4	—	—

Operating income	61.3	125.3	133.2
Non-operating expenses
Other income, net	(0.5)	(0.5)	(0.2)
Interest	14.6	31.6	64.9
Foreign exchange loss (gain)	8.5	(10.5)	(91.8)

Income before income taxes	38.7	104.7	160.3
Income tax expense	6.9	35.3	18.3

Net income	$31.8	$69.4	$142.0

Earnings per share
Basic	$0.26	$0.53	$0.81
Diluted	$0.26	$0.53	$0.81
Weighted-average number of shares outstanding
Basic	122,726,275	130,775,288	176,322,584
Diluted	123,370,043	130,775,288	176,322,584
Period end number of shares outstanding	121,445,305	123,772,791	181,053,688

Selected Data
Revenue by geographic location
North America	$486.9	$558.4	$457.3
Europe, Middle East and Africa	183.9	175.5	149.9
Rest of World	75.0	56.2	40.8

	$745.8	$790.1	$648.0

Revenue change(1)	(5.6)%	21.9%	38.4%
As a percent of revenue
Gross margin	45.0%	49.5%	49.6%
Selling, marketing and administration	23.9%	22.8%	21.4%
Research and development	6.9%	6.8%	5.2%

Adjusted EBITDA(2)	$127.5	$185.8	$166.3
Adjusted EBITDA as a percent of revenue(2)(3)	16.9%	23.1%	25.1%

Adjusted Net Income(4)	$70.6	$85.5	$59.5
Adjusted Net Income per share(4)(5)	$0.57	$0.65	$0.34

Total number of interactive displays sold(6)	395,101	423,390	384,082
Average selling price of interactive displays sold(7)	$1,426	$1,422	$1,513

Total assets	$539.6	$546.2	$528.1
Total long-term liabilities	$393.6	$435.9	$978.0

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic shares outstanding during the period.
(6)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, acquisition costs, costs of restructuring and other income. We define Adjusted Net Income as net income before stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, acquisition costs, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

Some of the limitations of Adjusted EBITDA are that it does not reflect:

•	income taxes;

•	depreciation and amortization;

•	interest expense;

•	foreign exchange gains or losses;

•

changes in deferred revenue which, in accordance with our revenue recognition policy described under “Critical Accounting Policies and Estimates – Revenue Recognition” below, represents the portion of our sales that we do not recognize in the period less amounts recognized from prior periods;

•	stock-based compensation expense;

•	acquisition costs;

•	costs of restructuring; and

•	other income, including interest income and gains or losses related to the sale of property and equipment.

Adjusted Net Income has the same limitations as Adjusted EBITDA discussed above, with the exception that it does reflect income taxes, depreciation and amortization of property and equipment, interest expense and other income.

We compensate for the inherent limitations associated with using Adjusted EBITDA and Adjusted Net Income through disclosure of such limitations, presentation of our financial statements in accordance with GAAP and reconciliation of Adjusted EBITDA and Adjusted Net Income to the most directly comparable GAAP measure, net income.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Fiscal Year Ended March 31,
	2012	2011	2010
Adjusted EBITDA
Net income	$31.8	$69.4	$142.0
Income tax expense	6.9	35.3	18.3
Depreciation in cost of sales	3.8	4.1	2.0
Depreciation and amortization	30.8	31.8	15.9
Interest expense	14.6	31.6	64.9
Foreign exchange loss (gain)	8.5	(10.5)	(91.8)
Change in deferred revenue(1)	8.6	14.8	13.4
Stock-based compensation	8.4	8.7	—
Acquisition costs	—	1.1	1.8
Costs of restructuring(2)	14.6	—	—
Other income, net	(0.5)	(0.5)	(0.2)

Adjusted EBITDA	$127.5	$185.8	$166.3

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $42.7 million, $44.2 million and $36.9 million in the years ended March 31, 2012, 2011 and 2010, respectively.

(2)

Includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations in fiscal 2012 and $1.2 million in raw materials inventory write-offs in fiscal 2012 related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Fiscal Year Ended March 31,
	2012	2011	2010
Adjusted Net Income
Net income	$31.8	$69.4	$142.0
Adjustments to net income
Amortization of intangible assets	9.6	9.0	—
Foreign exchange loss (gain)	8.5	(10.5)	(91.8)
Change in deferred revenue(1)	8.6	14.8	13.4
Stock-based compensation	8.4	8.7	—
Acquisition costs	—	1.1	1.8
Costs of restructuring(2)	14.6	—	—

	49.7	23.1	(76.6)
Tax impact on adjustments(3)	10.9	7.0	5.9

Adjustments to net income, net of tax	38.8	16.1	(82.5)

Adjusted Net Income	$70.6	$85.5	$59.5

Adjusted Net Income per share
Earnings per share – basic and diluted	$0.26	$0.53	$0.81
Adjustments to net income, net of tax, per share	0.31	0.12	(0.47)

Adjusted Net Income per share	$0.57	$0.65	$0.34

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations in fiscal 2012 and $1.2 million in raw materials inventory write-offs in fiscal 2012 related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations – Fiscal 2012 Compared to Fiscal 2011

Revenue

Revenue decreased by $44.3 million, or 5.6%, from $790.1 million in fiscal 2011 to $745.8 million in fiscal 2012. Sales volumes for SMART’s interactive displays in fiscal 2012 were 395,101 units, a decrease of 28,289 units, or 6.7%, from 423,390 units in fiscal 2011. Although product penetration levels as well as budget and funding constraints in the U.S. education market have resulted in a decline in North American revenue, we have seen revenue growth in other areas in which we have invested, such as EMEA and the business market. For fiscal 2012 compared to fiscal 2011, the decline in North American revenue outweighed the impact of global expansion as U.S. federal, state and local education budgets faced pressure due to current economic conditions which resulted in a pullback in spending by school districts in all areas from salaries to technology purchases. The decrease in revenue related to lower North American spending was partially mitigated by the weakening of the U.S. dollar against the Euro, Canadian dollar and British pound sterling which positively impacted revenue by approximately $6.9 million in fiscal 2012 compared to fiscal 2011.

Gross Margin

Gross margin decreased by $55.3 million from $390.9 million in fiscal 2011 to $335.6 million in fiscal 2012. The gross margin percentage in fiscal 2012 declined to 45.0% compared to 49.5% in fiscal 2011. Lower revenue was the key driver of the absolute gross margin decline which was compounded by the impact of allocating fixed overhead costs over this lower revenue. Previously fixed overhead costs were included in inventory standard costs and spread over the year. Other factors contributing to the lower year-over-year gross margin percentages included costs relating to the transition from our assembly facility in Ottawa to contract manufacturers including inventory write-downs associated with the move and related cleanup and under absorbed overhead costs incurred during the period of transition. Warehousing and freight costs increased with our introduction of new and expanded product lines and our warranty provision increased by $6.0 million during the year largely due to a fourth quarter warranty charge of $5.2 million primarily related to repairs and replacements of our SMART UF55 line of projectors. We also launched a new line of projectors in fiscal 2012 for which the combination of introductory pricing and higher initial costs narrowed our margins. We expect to improve our margins going forward with lower cost, localized contract manufacturing and other cost-down initiatives. The decrease in gross margin related to the decline in revenue in fiscal 2012 compared to fiscal 2011 was partially offset by positive foreign exchange impacts of approximately $4.3 million primarily due to the year-over-year weakening of the U.S. dollar relative to the Euro, Canadian dollar and British pound sterling, which positively impacted our revenue and negatively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses decreased by $1.8 million, or 1.0%, from $180.1 million in fiscal 2011 to $178.3 million in fiscal 2012. Removing the impact of foreign exchange, selling, marketing and administration decreased by $5.9 million in fiscal 2012 compared to fiscal 2011. This decrease reflects our focus on cost containment in light of continued uncertainty surrounding education funding. The negative foreign exchange impact of $4.1 million was due to the weakening in the value of the U.S. dollar relative to the Canadian dollar, Euro and New Zealand dollar.

Research and Development Expenses

Our research and development expenses decreased by $1.9 million, or 3.5%, from $53.7 million in fiscal 2011 to $51.8 million in fiscal 2012. Removing the impact of foreign exchange, research and development expenses decreased by $3.4 million. Reduced salary costs related to staff turnover and delays in resourcing certain projects contributed to the decline. Approximately $0.9 million of the decrease was related to technology development grant funding received from the New Zealand government in fiscal 2012. The negative foreign exchange impact of $1.5 million was due to the year-over-year weakening in the value of the U.S. dollar compared to the Canadian dollar and New Zealand dollar.

Depreciation and Amortization

Depreciation and amortization of property and equipment decreased by $1.6 million from $22.8 million in fiscal 2011 to $21.2 million in fiscal 2012.

Amortization of intangible assets reflects amortization of $9.6 million in fiscal 2012 compared to $9.0 million in fiscal 2011 on $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted-average amortization period for the intangible assets is 5.6 years.

Costs of Restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to our existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. Although certain product development, procurement and logistics functions will remain in the Ottawa facility, staffing levels have been significantly reduced as a result of this decision. We incurred approximately $14.6 million related to this restructuring in fiscal 2012. These costs consisted of employee termination benefits and the associated costs of outplacement services of $3.7 million, $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility as part of the transition to contract manufacturers and $1.6 million in labor and other costs related to the shutdown of the facility. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility. As a result, we recorded lease obligation costs of $8.1 million in the third quarter of fiscal 2012, based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $17.0 million, or 53.8%, from $31.6 million in fiscal 2011 to $14.6 million in fiscal 2012. Interest expense decreased as a result of the 2010 Reorganization which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the last three quarters of fiscal 2011 and first two quarters of fiscal 2012 totaling $232.8 million. Using interest rates and the debt level at March 31, 2012, we expect that future interest expense will be approximately $11.5 million annually.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $19.0 million, from a gain of $10.5 million in fiscal 2011 to a loss of $8.5 million in fiscal 2012. This year-over-year change primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars slightly offset by the revaluation of the higher U.S. dollar-denominated cash and accounts receivables in fiscal 2012 compared to fiscal 2011. The period end exchange rates moved from CDN$0.9696 at March 31, 2011 to CDN$0.9975 at March 31, 2012, representing a 2.9% strengthening of the U.S. dollar against the Canadian dollar compared to a weakening of the U.S. dollar of 4.5% against the Canadian dollar in fiscal 2011.

Provision for Income Taxes

Income tax expense decreased by $28.4 million from $35.3 million in fiscal 2011 to $6.9 million in fiscal 2012. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of external U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future. The decrease in tax expense in fiscal 2012 compared to fiscal 2011 was primarily due to the reduction in net income and the recognition of additional SR&ED credits upon filing our June 7, 2010 and March 31, 2011 Canadian SR&ED claims. The tax provision also includes investment tax credits recorded in fiscal 2012 and fiscal 2011 of $9.2 million and $4.4 million, respectively.

Net Income

Net income decreased by $37.6 million from $69.4 million in fiscal 2011 to $31.8 million in fiscal 2012. The decrease was primarily due to the decrease in gross margin of $55.3 million, the increase in restructuring costs of $13.4 million included in operating expenses and the impact of the volatility of the U.S. dollar relative to the Canadian dollar, which resulted in a $19.0 million increase in year-over-year foreign exchange losses. This was offset by decreases in operating expenses excluding restructuring costs of $4.7 million and interest and income tax expenses of $17.0 million and $28.4 million, respectively.

Adjusted EBITDA

Adjusted EBITDA decreased by $58.3 million, or 31.4%, from $185.8 million in fiscal 2011 to $127.5 million in fiscal 2012. The change was primarily due to the decrease in gross margin partially offset by lower deferred revenue related to lower sales and decreases in selling, marketing and administration expenses and research and development expenses.

Adjusted Net Income

Adjusted Net Income decreased by $14.9 million, or 17.4%, from $85.5 million in the fiscal 2011 to $70.6 million in fiscal 2012. The decrease in gross margin was partially offset by lower deferred revenue related to lower sales, decreases in selling, marketing and administration expenses and research and development expenses and reduced interest expense and income taxes.

Stock-based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees and service providers of the Company and its subsidiaries. During fiscal 2012, we granted 2,172,828 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $5.54 which vest over 48 months. The Company had a total of 3,000,657 options outstanding at March 31, 2012 with a weighted-average exercise price of $9.11. During fiscal 2012, we also issued 30,000 DSUs to independent directors and 250,850 time-based RSUs and 404,250 performance-based RSUs to Company executives.

Including these new issuances, we expect total stock-based compensation in selling, marketing and administration and research and development expenses to be approximately $4.4 million in fiscal 2013.

Results of Operations – Fiscal 2011 Compared to Fiscal 2010

Revenue

Revenue increased by $142.1 million, or 21.9%, from $648.0 million in fiscal 2010 to $790.1 million in fiscal 2011. Sales volumes for SMART’s interactive displays for fiscal 2011 were 423,390 units, an increase of 39,308 units, or 9.3%, from 384,082 units in fiscal 2010. The majority of this growth was driven by market demand in the education sector in both North America and EMEA. In North America, revenue increased by $101.1 million as a result of continued adoption of interactive displays in the education market, and increased sales of related attachment products. In EMEA, revenue increased by $25.6 million as a result of our expansion in this region during fiscal 2011.

Gross Margin

Gross margin increased by $69.4 million from $321.5 million in fiscal 2010 to $390.9 million in fiscal 2011. The gross margin percentage in fiscal 2011 was 49.5% compared to 49.6% in fiscal 2010. Although we continue to focus on lowering assembly costs of certain key components in our product offering as well as logistics and transportation costs, improvements were offset by higher warranty provisions on certain attachment and extension products. The increase in gross margin was partially offset by a negative foreign exchange impact of approximately $6.1 million as a result of the year-over-year weakening of the Euro relative to the U.S. dollar, which impacted our revenue, and the strengthening of the Canadian dollar relative to the U.S. dollar, which impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $41.3 million, or 29.8%, from $138.8 million in fiscal 2010 to $180.1 million in fiscal 2011. Approximately $9.0 million of the increase was related to growth in North American employee levels and $8.1 million was related to stock-based compensation expense from the Participant Equity Loan Plan and the Equity Incentive Plan. Approximately $7.4 million of the increase related to increased consulting fees and other costs primarily related to our information systems, the acquisition of NextWindow and the additional costs related to being a public company. Internationally, our expansion in Europe, as part of our global strategy, accounted for approximately $4.3 million of the increase and selling, marketing and administration expenses of NextWindow accounted for approximately $5.7 million of the increase. Lastly, the strengthening in the value of the Canadian dollar compared to the U.S. dollar contributed approximately $8.8 million of the increase.

Research and Development Expenses

Our research and development expenses increased by $20.1 million, or 59.8%, from $33.6 million in fiscal 2010 to $53.7 million in fiscal 2011. These increases reflect our continued commitment to innovation and investment in product development for the education and business markets, including an increase in the number of software developers, engineers and technicians required to support this development, as well as the acquisition of NextWindow. Also, the strengthening in the value of the Canadian dollar compared to the U.S. dollar contributed approximately $3.1 million of the increase.

Depreciation and Amortization

Depreciation and amortization of property and equipment increased by $6.9 million from $15.9 million in fiscal 2010 to $22.8 million in fiscal 2011. This reflects higher depreciation from our continued investment in systems to support our business growth.

Amortization of intangible assets reflects amortization of $9.0 million on $50.1 million of intangible assets recorded upon the acquisition of NextWindow on April 21, 2010. The weighted average amortization period for the intangible assets is 5.6 years.

Non-Operating Expenses

Interest Expense

Interest expense declined by $33.3 million, or 51.3%, from $64.9 million in fiscal 2010 to $31.6 million in fiscal 2011. Interest expense declined as a result of the 2010 Reorganization which resulted in the conversion of the shareholder note payable and cumulative preferred shares into equity during the first quarter of fiscal 2011, as well as the debt repayments made in the last three quarters of fiscal 2011.

Foreign Exchange Gain

Foreign exchange gains decreased by $81.3 million, from $91.8 million in fiscal 2010 to $10.5 million in fiscal 2011. Foreign exchange gains and losses have primarily resulted from the conversion of our U.S. dollar-denominated long-term debt into our functional currency of Canadian dollars. From March 31, 2010 to March 31, 2011, the U.S. dollar weakened by approximately 4.5% against the Canadian dollar from CDN$1.0158 to CDN$0.9696, resulting in an unrealized foreign exchange gain on our U.S. dollar-denominated debt of $10.4 million in the year. This compares to a $105.7 million gain reported in fiscal 2010 when the U.S. dollar weakened by approximately 19.5% compared to the Canadian dollar. Although U.S. dollar-denominated debt continued to be a key driver of foreign exchange gains and losses, the debt repayments in fiscal 2011 and the year-over-year increase in U.S. dollar-denominated cash and accounts receivable significantly offset the impact of the revaluation of U.S. dollar-denominated debt.

Provision for Income Taxes

Income tax expense increased by $17.0 million from $18.3 million in fiscal 2010 to $35.3 million in fiscal 2011. Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of external U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future. The increase in income tax expense in fiscal 2011 compared to fiscal 2010 was due to a reduction in the valuation allowance against unrealized capital losses on U.S. dollar-denominated debt and utilization of non-capital losses occurring in fiscal 2010. The tax provision also includes investment tax credits for fiscal 2011 and fiscal 2010 of $4.4 million and $4.6 million, respectively.

Net Income

Net income decreased by $72.6 million from $142.0 million in fiscal 2010 to $69.4 million in fiscal 2011. This change was due to the increase in gross margin of $69.4 million and decrease in interest expense of $33.3 million, offset by an increase in operating expenses of $77.3 million, income taxes of $17.0 million and the impact of the volatility of the U.S. dollar relative to the Canadian dollar on our U.S. dollar-denominated debt, which resulted in an $81.3 million decrease in year-over-year foreign exchange gains.

Adjusted EBITDA

Adjusted EBITDA increased by $19.5 million, or 11.7%, from $166.3 million in fiscal 2010 to $185.8 million in fiscal 2011 due to continued revenue growth in the adoption of interactive displays and related attachment products. This was offset by a negative foreign exchange impact of approximately $17.7 million as a result of the year-over-year strengthening of the Canadian dollar relative to the U.S. dollar.

Stock-based Compensation

In June 2010, we implemented an Equity Incentive Plan which provides for the grant of options, restricted share units and deferred share units to directors, officers, employees, consultants and service providers of the Company and its subsidiaries. During fiscal 2011, we granted 1,444,500 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted average exercise price of $16.22. Of these options, 1,140,000 were granted on July 15, 2010, in conjunction with our IPO, at an exercise price of $17.00. These options will vest over various periods ranging between three and four years.

In August 2010, the Board of Directors approved a change to the Participant Equity Loan Plan (the “Plan”) whereby 40% of performance-based Class A Subordinate Voting Shares that did not become unrestricted as part of the IPO transaction on July 20, 2010, representing 24% of total shares under the Plan, which become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. This was treated as a change in the Plan for accounting purposes.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated statements of operations, reconciliation of net (loss) income to Adjusted EBITDA and reconciliation to Adjusted Net Income for each of the eight most recent quarters. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	000000	000000	000000	000000	000000	000000	000000	000000
	Fiscal Year 2012				Fiscal Year 2011
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Consolidated Statements of Operations
Revenue	$148.0	$185.1	$210.3	$202.4	$167.3	$180.9	$222.7	$219.2
Cost of sales	89.2	105.6	113.3	102.1	89.6	94.5	106.6	108.5

Gross margin	58.8	79.5	97.0	100.3	77.7	86.4	116.1	110.7
Operating expenses
Selling, marketing and administration	46.0	43.7	42.6	46.0	51.6	45.4	41.4	41.7
Research and development	13.2	12.7	12.4	13.5	15.2	13.9	12.7	11.9
Depreciation and amortization	7.9	7.6	7.7	7.6	7.9	7.2	8.1	8.6
Restructuring costs	0.2	8.7	4.5	—	—	—	—	—

Operating (loss) income	(8.5)	6.8	29.8	33.2	3.0	19.9	53.9	48.5
Non-operating expenses
Other income, net	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)
Interest expense	3.5	2.9	4.1	4.1	4.8	5.3	8.0	13.5
Foreign exchange (gain) loss	(5.6)	(7.3)	22.7	(1.3)	(13.6)	(3.2)	(14.7)	21.0

(Loss) income before income taxes	(6.3)	11.4	3.1	30.5	11.9	17.9	60.7	14.2
Income tax (recovery) expense	(3.6)	0.5	2.5	7.5	4.3	5.4	16.4	9.2

Net (loss) income	$(2.7)	$10.9	$0.6	$23.0	$7.6	$12.5	$44.3	$5.0

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2012				Fiscal Year 2011
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted EBITDA
Net (loss) income	$(2.7)	$10.9	$0.6	$23.0	$7.6	$12.5	$44.3	$5.0
Income tax (recovery) expense	(3.6)	0.5	2.5	7.5	4.3	5.4	16.4	9.2
Depreciation in cost of sales	1.0	1.0	0.9	0.9	0.9	0.9	0.5	1.8
Depreciation and amortization	7.9	7.6	7.7	7.6	7.9	7.2	8.1	8.6
Interest expense	3.5	2.9	4.1	4.1	4.8	5.3	8.0	13.5
Foreign exchange (gain) loss	(5.6)	(7.3)	22.7	(1.3)	(13.6)	(3.2)	(14.7)	21.0
Change in deferred revenue(1)	0.3	2.9	3.4	2.0	1.5	2.2	5.4	5.7
Stock-based compensation	1.0	1.8	2.1	3.5	3.1	3.8	1.8	—
Acquisition costs	—	—	—	—	—	—	0.1	1.0
Costs of restructuring(2)	—	9.0	5.6	—	—	—	—	—
Other income, net	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.2)

Adjusted EBITDA(3)	$1.7	$29.1	$49.5	$47.2	$16.4	$34.0	$69.8	$65.6

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations in fiscal 2012 and $1.2 million in raw materials inventory write-offs in fiscal 2012 related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Fiscal Year 2012				Fiscal Year 2011
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
Adjusted Net (Loss) Income
Net (loss) income	$(2.7)	$10.9	$0.6	$23.0	$7.6	$12.5	$44.3	$5.0
Adjustments to net (loss) income
Amortization of intangible assets	2.4	2.4	2.4	2.4	2.4	2.4	2.4	1.8
Foreign exchange (gain) loss	(5.6)	(7.3)	22.7	(1.3)	(13.6)	(3.2)	(14.7)	21.0
Change in deferred revenue(1)	0.3	2.9	3.4	2.0	1.5	2.2	5.4	5.7
Stock-based compensation	1.0	1.8	2.1	3.5	3.1	3.8	1.8	—
Acquisition costs	—	—	—	—	—	—	0.1	1.0
Costs of restructuring(2)	—	9.0	5.6	—	—	—	—	—

	(1.9)	8.8	36.2	6.6	(6.6)	5.2	(5.0)	29.5
Tax impact on adjustments(3)	0.5	3.0	5.6	1.8	0.2	1.8	0.6	4.4

Adjustments to net (loss) income, net of tax	(2.4)	5.8	30.6	4.8	(6.8)	3.4	(5.6)	25.1

Adjusted Net (Loss) Income(4)	$(5.1)	$16.7	$31.2	$27.8	$0.8	$15.9	$38.7	$30.1

Adjusted Net (Loss) Income per share
Weighted-average number of shares outstanding (000’s)
Basic	121,445	122,033	123,652	123,773	123,773	123,773	116,545	159,167
Diluted	121,445	122,693	124,331	124,452	123,773	123,773	116,545	159,167

(Loss) earnings per share – basic and diluted	$(0.02)	$0.09	$0.00	$0.19	$0.06	$0.10	$0.38	$0.03
Adjustments to net (loss) income, net of tax, per share	(0.02)	0.05	0.25	0.03	(0.05)	0.03	(0.05)	0.15

Adjusted Net (Loss) Income per share	$(0.04)	$0.14	$0.25	$0.22	$0.01	$0.13	$0.33	$0.18

Total number of interactive displays sold(5)	81,716	100,898	111,008	101,479	86,717	93,362	122,400	120,911
Average selling price of interactive displays sold(6)	$1,322	$1,400	$1,430	$1,532	$1,432	$1,465	$1,403	$1,402

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

Includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations in fiscal 2012 and $1.2 million in raw materials inventory write-offs in fiscal 2012 related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)

Reflects the tax impact on the adjustments to net (loss) income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the external U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(4)	Adjusted Net (Loss) Income is a non-GAAP measure and is not a substitute for the GAAP equivalent.
(5)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(6)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Liquidity and Capital Resources

As of March 31, 2012, we held cash and cash equivalents of $95.5 million. Our primary source of cash flow is generated from sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of March 31, 2012, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$291.3 million

During fiscal 2012, the remaining balance of $45.0 million of the Second lien facility was repaid.

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0%, and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of March 31, 2012.

All debt and credit facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $27.4 million from $85.0 million in fiscal 2011 to $57.6 million in fiscal 2012. The change was driven by lower operating income. Increases in working capital related to higher inventory balances were offset by decreases in other year-over-year non-cash working capital balances.

Net cash provided by operating activities decreased by $74.5 million from $159.5 million in fiscal 2010 to $85.0 million in fiscal 2011. The majority of this change was due to increases in year-over-year non-cash working capital balances of $76.3 million reflecting higher revenue and the related growth in accounts receivable and inventory, as well as reductions in accounts payable, accrued and other liabilities for fiscal 2011 compared to fiscal 2010.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $79.0 million from $102.0 million in fiscal 2011 to $23.0 million in fiscal 2012. The decrease was due to net cash used in investing activities in fiscal 2011 related to the acquisition of NextWindow for $82.0 million in cash, offset by $8.0 million in cash held by NextWindow at the date of acquisition and a decrease in capital expenditures of $4.4 million in fiscal 2012 compared to fiscal 2011.

Net cash used in investing activities increased by $77.0 million from $25.0 million in fiscal 2010 to $102.0 million in fiscal 2012. This increase primarily related to the acquisition of NextWindow on April 21, 2010 for $82.0 million in cash, which included $8.0 million in cash held by NextWindow at the date of acquisition.

Net Cash (Used in) Provided By Financing Activities

Net cash used in financing activities decreased by $40.3 million from $98.1 million in 2011 to $57.8 million in fiscal 2012. The cash used in financing activities in fiscal 2012 primarily related to repayments of $45.0 million on the Second lien facility and $9.8 million in repurchases of our Class A Subordinate Voting Shares. The cash used in financing activities in fiscal 2011 primarily related to $239.3 million in debt repayments on our revolving credit facility, shareholder note payable, unsecured term loan, term construction facility and construction loan. The cash used in financing activities was offset by net cash proceeds of $134.3 million from the initial public offering (“IPO”) in fiscal 2011.

Net cash used in financing activities increased by $144.9 million from net cash provided of $46.8 million in fiscal 2010 to net cash used of $98.1 million in fiscal 2011. The cash used in financing activities for fiscal 2011 relates to the $40.0 million repayment on our revolving credit facility, an $8.0 million repayment on our shareholder note payable as part of the 2010 Reorganization, as well as significant debt repayments made in fiscal 2011. Specifically, the debt repayments included repayments in July 2010 of $19.2 million (CDN$20.0 million) of our term construction facility and $40.0 million of our unsecured term loan. In September 2010, the remaining balances of $42.4 million of the unsecured term loan, $29.8 million (CDN$30.6 million) of the term construction facility and $1.4 million (CDN$1.5 million) of the construction loan were repaid in full. During the remainder of fiscal 2011, $55.0 million of the Second lien facility was repaid. Cash used in financing activities was offset by net cash proceeds of $134.3 million from the IPO.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of March 31, 2012.

	Fiscal Year Ending March 31,
	2013	2014	2015	2016	2017	2018 and thereafter	Total
Operating leases	$7.0	$5.7	$5.4	$4.9	$4.3	$14.4	$41.7
Derivative contracts	0.9	—	—	—	—	—	0.9
Long-term debt repayments
Long-term debt	3.1	3.1	285.1	—	—	—	291.3
Future interest obligations on long-term debt	9.5	9.4	3.8	—	—	—	22.7
Purchase commitments	72.5	2.5	1.1	0.3	—	—	76.4

Total	$93.0	$20.7	$295.4	$5.2	$4.3	$14.4	$433.0

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at March 31, 2012. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Securities Class Actions

Since December 2010, several putative class action complaints against SMART and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions were subsequently dismissed voluntarily. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed, as Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In October 2011, the Court granted the defendants’ motion to transfer the case to the U.S. District Court for the Southern District of New York where it is now pending. A consolidated amended class action complaint was filed in November 2011. A motion to dismiss the case was filed by the defendants in the New York court on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. That motion is pending in the New York court.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff. Originally, the plaintiffs indicated that they would consolidate the two actions; however, they have now applied to stay the first and will be proceeding only with the second action. The hearing to determine whether the matter will be certified to proceed as a class action is scheduled for December of 2012.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. Both motions are pending.

All of the claims in Canada and the U.S. are essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

The foregoing litigation proceedings are in their early stages. As a result, we are not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings).

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnifications and guarantees to counterparties to secure sales agreements or purchase commitments. Should we be required to act under such agreements, we expect that we would not incur any material loss.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. (“IFF”) pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, we are involved in various other claims and litigation arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in our favor, we do not currently believe that the outcome of such other claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Off-Balance Sheet Arrangements

As of March 31, 2012, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Disclosure Controls and Procedures and Internal Controls

Disclosure Controls and Procedures

As of March 31, 2012, the Company carried out an evaluation, under the supervision and with the participation of the Company’s management, including the Company’s Interim President and Chief Executive Officer and the VP, Finance and Chief Financial Officer, of the effectiveness of the design and operations of the Company’s disclosure controls and procedures as defined in Rules 13(a)-15(e) and 15(d)-15(e) under the U.S. Securities Exchange Act (the “Exchange Act”). Based on that evaluation, the Interim President and Chief Executive Officer and the VP, Finance and Chief Financial Officer have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to give reasonable assurance that the information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms.

Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to management, including its principal executive and financial officers, or persons performing similar functions, as appropriate to allow for timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13(a)-15(f) and 15(d)-15(f) under the Exchange Act as a process designed by, or under the supervision of, the Company’s principal executive and principal financial officers and effected by the Company’s Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•

provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisitions, use or dispositions of the Company’s assets that could have a material affect on the Company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of March 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on this assessment, management believes that, as of March 31, 2012, the Company’s internal control over financial reporting was effective.

The Company’s independent auditors have issued an audit report on the Company’s internal control over financial reporting. This report is included with the consolidated financial statements.

Changes in Internal Control Over Financial Reporting

During the fiscal year ended March 31, 2012, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange (gain) loss on the consolidated statements of operations.

For fiscal 2012, our net income would have decreased with a 10.0% depreciation in the average value of the Canadian dollar compared to the U.S. dollar by approximately $14.7 million, primarily as a result of our U.S. dollar-denominated debt. Our net income would have decreased with a 10.0% depreciation in the average value of the Euro compared to the U.S. dollar by approximately $4.2 million primarily as a result of revenue denominated in the Euro.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Using interest rates and the debt level at March 31, 2012, our future interest expense would increase by approximately $1.5 million annually for each 1.0% increase in interest rates. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. Note 1, “Basis of presentation and significant accounting policies”, to our consolidated financial statements describes the significant accounting policies and methods used in the preparation of our consolidated financial statements. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and inventory purchase commitments, warranty costs, income taxes, business combinations and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management.

Revenue Recognition

Revenue consists primarily of the sale of hardware and software. We recognize revenue when persuasive evidence of an arrangement exists, shipping has occurred, the sales price is fixed or determinable and collection is reasonably assured. Product is considered shipped to the customer once it has left our shipping facilities and title and risk of loss have been transferred. For most of our product sales, these criteria are met at the time the product is shipped. In the case of integrated hardware and software products, we recognize revenue from the sale of (i) hardware products (e.g. SMART’s interactive displays and related attachment products); (ii) software bundled with hardware that is essential to the functionality of the hardware; and (iii) post-contract customer support which includes technical support for the life of the product and when-and-if-available upgrades. We recognize revenue in accordance with industry specific software accounting guidance for the following types of sales transactions: (i) stand-alone sales of software products and post-contract customer support; and (ii) sales of software bundled with hardware not essential to the functionality of the hardware.

For multiple-element arrangements that include tangible products containing software essential to the tangible product’s functionality and undelivered software elements relating to the tangible product’s essential software, we allocate revenue to all deliverables based on their relative selling prices. In such circumstances, accounting principles establish a hierarchy to determine the selling price to be used for allocating revenue to deliverables as follows: (i) vendor-specific objective evidence of fair value, or VSOE; (ii) third-party evidence of selling price, or TPE; and (iii) estimate of the selling price, or ESP.

For SMART’s interactive displays and the SMART Notebook and SMART Meeting Pro™ software which is essential to its operation we may from time to time provide future unspecified software upgrades and features free of charge to customers. We have identified three deliverables generally contained in arrangements involving the sale of interactive displays. The first deliverable is the hardware. The second deliverable is the software license essential to the functionality of the hardware device delivered at the time of sale. The third deliverable is post-contract customer support, which includes the customer of the interactive display receiving, on a when-and-if available basis, future unspecified software upgrades and features relating to the product’s essential software and unlimited customer support for both the hardware and software. Because we have neither VSOE nor TPE for the three deliverables, the allocation of revenue has been based on ESP. Amounts allocated to the delivered hardware and the related essential software are recognized at the time of sale, provided the other conditions for revenue recognition have been met. Amounts allocated to the unspecified software upgrades and hardware and software support are deferred and recognized on a straight-line basis over the seven-year estimated life of the related hardware. All product cost of sales, including estimated warranty costs, are generally recognized at the time of sale. Costs for product development and sales and marketing are expensed as incurred. If the estimated life of the hardware product should change, the future rate of amortization of the deferred revenue allocated to post-customer support will also change.

Our process for determining the ESP for deliverables without VSOE or TPE involves management’s judgment. Our process considers multiple factors that may vary depending upon the unique facts and circumstances related to each deliverable. This view is primarily based on the fact that we are not obligated to provide upgrades at a particular time or at all, and do not specify to customers which upgrades or features will be delivered in the future. Therefore, we have concluded that if we were to sell upgrades on a stand-alone basis, such as those included with the SMART Notebook and SMART Meeting Pro software, the selling price would be relatively low. Key factors considered in developing the ESP for SMART Notebook and SMART Meeting Pro software include our historical pricing practices, the nature of the upgrades (i.e. unspecified and when-and-if available), and the relative ESP of the upgrades as compared to the total selling price of the product. If the facts and circumstances underlying the factors considered change or should future facts and circumstances lead us to consider additional factors, our ESP for software upgrades, updates and customer support related to future interactive display sales could change in future periods.

We record reductions to revenue for estimated commitments related to dealer and distributor incentive programs, including sales programs and volume-based incentives. For dealer and distributor incentive programs, the estimated cost of these programs is recognized at the date the product is sold. Additionally, certain dealer and distributor incentive programs are based on annual sales targets and require management to estimate the expected sales levels based on market conditions. Our estimates are based on experience and the specific terms and conditions of particular incentive programs. If a dealer or distributor misses its sales target significantly in relation to our estimate we would be required to record a change to the estimate, which would favorably impact our revenue and results of operations.

Inventory Valuation and Inventory Purchase Commitments

Components and finished goods for our products must be ordered to build inventory in advance of product shipments. We record a write-down for inventories of components and products which have become obsolete or are in excess of anticipated demand or net realizable value. We perform detailed reviews of inventory that consider multiple factors including demand forecasts, product life cycle status, product development plans, current sales levels and component cost trends. If the future demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, we may be required to record additional write-downs, which would negatively affect our results of operations in the period when the write-downs are recorded.

Consistent with industry practice, we acquire components and finished goods through a combination of purchase orders, supplier contracts and open orders based on projected demand information. These commitments typically cover our requirements for periods ranging from 30 to 150 days. If there were an abrupt and substantial decline in demand for one or more of our products, or an unanticipated change in technological requirements for any of our products, we may be required to record additional accruals for cancellation fees that would negatively affect the results of operations in the period when the cancellation fees are identified and recorded.

Warranty Costs

We provide for the estimated cost of hardware warranties at the time the related revenue is recognized based on historical and projected warranty claim rates, historical and projected cost-per-claim, and knowledge of specific product failures that are outside of our typical experience. Each quarter, we evaluate our estimates to assess the adequacy of our recorded warranty liabilities considering the size of the installed base of products subject to warranty protection and adjust the amounts if necessary. In instances where specific product issues are determined outside of the normal warranty estimates, additional provisions are recorded to address the specific item. If actual product failure rates or repair costs differ significantly from our estimates, revisions to the estimated warranty liability would be required and could negatively affect our results of operations.

Income Taxes

We record a tax provision for the anticipated tax effect of the reported results of operations. In accordance with GAAP, the provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carry-forwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

We recognize and measure uncertain tax positions in accordance with GAAP, whereby we only recognize the tax benefit from an uncertain tax position if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

We use the flow-through method to account for investment tax credits earned on eligible scientific research and experimental development expenditures. We apply judgment in determining which expenditures are eligible to be claimed. Under this method, investment tax credits are recognized as a reduction to income tax expense. We enter into transactions and arrangements in the ordinary course of business in which the tax treatment is not entirely certain. In particular, certain countries in which we operate could seek to tax a greater share of income than has been provided for. The final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining our consolidated tax provision and accruals for interest and penalties associated with the resolution of these audits. These may have a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

We believe it is more likely than not that forecasted income, including income that may be generated as a result of certain tax planning strategies, together with the tax effects of the deferred tax liabilities, will be sufficient to fully recover the deferred tax assets. In the event that we determine all or part of the net deferred tax assets are not realizable in the future, we will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made. In addition, the calculation of tax liabilities involves significant judgment in estimating the impact of uncertainties in the application of GAAP and complex tax laws in multiple jurisdictions. Resolution of these uncertainties in a manner inconsistent with our expectations could have a material impact on our financial condition and operating results.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase prices allocable to goodwill. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

Legal and Other Contingencies

We are subject to a number of legal proceedings and claims arising out of the conduct of our business. See a discussion of our litigation matters under “Contractual Obligations, Commitments, Guarantees and Contingencies – Guarantees and Contingencies”, which is incorporated herein by reference. In accordance with GAAP, we record a liability when it is probable that a loss has been incurred and the amount is reasonably estimable. There is significant judgment required in both the probability determination and as to whether an exposure can be reasonably estimated. However, the outcomes of legal proceedings and claims brought against us are subject to significant uncertainty. Should we fail to prevail in any of these legal matters or should several legal matters be resolved against us in the same reporting period, the operating results of a particular reporting period could be materially adversely affected.

Recent Accounting Policies Adopted

In December 2010, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance to modify the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, the second step of the goodwill impairment test is required to be performed if it is more likely than not that a goodwill impairment exists. This new authoritative guidance became effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the guidance in the first quarter of fiscal 2012 and applied these principles to its goodwill impairment assessment in fiscal 2012.

In January 2010, the FASB issued revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll-forward activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance was effective for the Company beginning in the first quarter of fiscal 2011, except for the roll-forward of activity on a gross basis for Level 3 fair value measurement, which was effective for the Company in the first quarter of fiscal 2012. The adoption of the remaining guidance in the first quarter of fiscal 2012 did not have a material impact on the Company’s disclosures.

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting additional information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance is effective for interim and annual periods beginning after December 15, 2011. The adoption of the guidance in the fourth quarter of fiscal 2012 did not have a material impact on the Company’s results of operations, financial condition or disclosures.

Recently Issued Pronouncements

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of other comprehensive income in financial statements. The guidance presents amendments requiring total comprehensive income, the components of net income, and the components of other comprehensive income to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements. In December 2011, the FASB issued authoritative guidance to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The new authoritative guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. The Company will adopt the guidance in the first quarter of fiscal 2013 and does not expect the adoption to have a material impact on the Company’s results of operations or financial condition.

In September 2011, the FASB issued authoritative guidance to simplify how entities test goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new authoritative guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and does not expect the adoption to have a material impact on the Company’s results of operations, financial condition or disclosures.

Risks Related to Our Business

We operate in a highly competitive industry.

We are engaged in an industry that is highly competitive. Because our industry is evolving and characterized by technological change, it is difficult for us to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. We face increased competition from companies with strong positions in certain markets we currently serve and in new markets and regions we may enter. These companies manufacture and/or distribute new, disruptive or substitute products that compete for the pool of available funds that previously could have been spent on interactive displays and associated products. We compete with other interactive display developers such as Promethean World Plc, currently our principal competitor, Hitachi, Ltd., LG Electronics, Inc., Panasonic Corporation, Samsung Electronics Co., and Sharp Corporation. We also compete with interactive projector developers such as Seiko Epson Corp. and Dell Inc. Additionally, makers of personal computer technologies, tablets, television screens, smart phones and other technology companies such as Apple Inc., Cisco Systems, Inc., Dell Inc., Hewlett-Packard Company, Google Inc., Microsoft Corporation and Polycom, Inc. have provided, and continue to provide, integrated solutions that include interactive learning and collaboration features substantially similar to those offered by our products or to promote their existing technologies and alternative products as substitutes for our products. For example, we have recently become aware of potential significant sales of tablet computers by one of our competitors to school districts in the U.K. and the U.S. whose technology budgets could otherwise have been used to purchase interactive displays. Many of our current and potential future competitors have significantly greater financial and other resources than we do and have spent, and may continue to spend, significant amounts of resources to try to enter the market. In addition, low cost competitors have appeared in China and other countries. We may not be able to compete effectively against these current and future competitors. Increased competition or other competitive pressures have and may continue to result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on our business, financial condition or results of operations.

Some of our customers are required to purchase equipment by soliciting proposals from a number of sources and, in some cases, are required to purchase from the lowest bidder. While we attempt to price our products competitively based upon the relative features they offer, our competitors’ prices and other factors, we are often not the lowest bidder and may lose sales to lower bidders. When we are the successful bidder, it is most often as a result of our products being perceived as providing better value to the customer. Our ability to provide better value to the customer depends on continually enhancing our current products and developing new products at competitive prices and in a timely manner. We cannot assure that we will be able to continue to maintain our value advantage and be competitive. See also, “If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed” below.

Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than we can, or devote greater resources to the development, promotion and sale of products than we can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of our current or prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on our business, financial condition or results of operations.

If there are decreases in spending or changes in the spending policies or budget priorities for government funding of schools, colleges, universities, other education providers or government agencies, we could lose revenue.

Our customers include primary and secondary schools, colleges, universities, other education providers, and, to a lesser extent, government agencies, each of which depends heavily on government funding. The recent worldwide recession and current sovereign debt and global financial crisis have resulted in substantial declines in the revenues and fiscal capacity of many national, federal, state, provincial and local governments. Many of those governments have reacted to the decreases in revenues and could continue to react to the decreases in revenue by cutting funding to those educational institutions, and if our products are not a high priority expenditure for those institutions, we could lose revenue.

Any additional decrease, delay or change in national, federal, state, provincial or local funding for primary and secondary schools, colleges, universities, or other education providers or for government agencies that use our products could cause our current and prospective customers to further reduce their purchases of our products, which could cause us to lose additional revenue. In addition, a specific reduction in governmental funding support for products such as ours could also cause us to lose revenue.

We believe that we have been an indirect but perhaps substantial beneficiary of the American Recovery and Reinvestment Act of 2009, or the ARRA. The ARRA was intended to provide a stimulus to the U.S. economy in the wake of the recent economic downturn in the United States. Among other things, the ARRA provided state and local governments with substantial additional funds for education. We believe that some of our sales since the enactment of the ARRA in February 2009 resulted from state and local governments’ obtaining funds under the ARRA for technology purchases. The funds allocated to technology purchases pursuant to the ARRA have been depleted and, due to cutbacks and general shortfalls in revenues, many state and local governments reduced and may continue to reduce their technology budgets, which could cause us to lose revenue.

We may not be successful in our strategy to grow in the business and government markets.

To date, a substantial majority of our revenue has been derived from sales to the education market. Because we sell our products through dealers and distributors, we are unable precisely to quantify the portion of our revenue that is derived from any particular market. However, we estimate that based on our most recent fiscal year ended March 31, 2012, approximately 85% of our revenue was derived from the education market. Our business strategy contemplates expanding our sales to the business and government markets. However, there has not been widespread adoption of interactive display and collaboration solutions in the business and government markets and these solutions may fail to achieve wide acceptance in these markets. Successful expansion into the business and government markets may require us to develop new distributor and dealer relationships and we may not be successful in developing those relationships. In addition, widespread acceptance of our collaboration solutions may not occur due to lack of familiarity with how our products work, the perception that our products are difficult to use and a lack of appreciation of the contribution they can make to the business or government enterprise. We may not be successful in achieving penetration in those markets for other reasons as well. In addition, our brand is less recognized in the business and government markets than it is in the education market.

A key part of our strategy to grow in the business and government markets is to develop strategic alliances with companies in the unified communications and collaboration sector and there can be no assurance that these strategic alliances will help us to successfully grow our sales in these markets.

We face significant challenges growing our sales in foreign markets.

As the market for interactive learning and collaboration products and solutions in the U.S. and the United Kingdom has become more saturated, the growth rate of our revenue in those countries has decreased and, as a result, our revenue growth has become more dependent on sales in other foreign markets. In order for our products to gain broad acceptance in foreign markets, we may need to develop customized solutions specifically designed for each country in which we seek to grow our sales and to sell those solutions at prices that are competitive in that country. For example, while our hardware requires only minimal modification to be usable in other countries, our software and content requires significant customization and modification to adapt to the needs of foreign customers. Specifically, our software will need to be adapted to work in a user-friendly way in several languages and alphabets, and content that fits the specific needs of foreign customers (such as, for example, classroom lessons adapted to specific foreign curricula) will need to be developed. If we are not able to develop customized products and solutions for use in a particular country, we may be unable to compete successfully in that country and our sales growth in that country will be adversely affected. We cannot assure that we will be able successfully to develop customized solutions for each foreign country in which we seek to grow our sales or that our solutions, when developed, will be competitive in the relevant country.

Growth in many foreign countries will require us to price our products at prices that are competitive in the context of those countries. In certain developing countries, we have been and may continue to be required to sell our products at prices below those that we are currently charging in developed countries. Such pricing pressures could reduce our gross margins and decrease the growth rate of our revenue.

Our customers’ experience with our products is directly affected by the availability and quality of our customers’ Internet access. We are unable to control broadband penetration rates and to the extent that broadband growth in emerging markets slows, our growth in international markets could be hindered.

In addition, we face lengthy and unpredictable sales cycles in foreign markets, particularly in countries with centralized decision making. In these countries, particularly in connection with significant technology product purchases, we have experienced recurrent requests for proposals, significant delays in the decision making process and, in some cases, indefinite deferrals of purchases or cancellations of requests for proposals. If we are unable to overcome these challenges, the growth of our sales in these markets would be adversely affected.

If we are unable continually to enhance our current products and to develop, introduce and sell new products at competitive prices and in a timely manner, our business would be harmed.

The market for interactive learning and collaboration solutions is still emerging and evolving. It is characterized by rapid technological change and frequent new product introductions. Accordingly, our future success depends upon our ability to enhance our current products and to develop, introduce and sell new products offering enhanced performance and functionality at competitive prices. The development of new technologies and products involves time, substantial costs and risks. Our ability to successfully develop new technologies depends in large measure on our ability to maintain a technically skilled research and development staff and to adapt to technological changes and advances in the industry. The success of new product introductions depends on a number of factors including timely and successful product development, market acceptance, the effective management of purchase commitments and inventory levels in line with anticipated product demand, the availability of components in appropriate quantities and costs to meet anticipated demand, the risk that new products may have quality or other defects and our ability to manage distribution and production issues related to new product introductions. If we are unable, for any reason, to enhance, develop, introduce and sell new products in a timely manner, or at all, in response to changing market conditions or customer requirements or otherwise, our business would be harmed.

The emerging market for interactive learning and collaboration products may not develop as we expect.

The market for interactive learning and collaboration products is evolving rapidly and is characterized by an increasing number of market entrants. As is typical of a new and rapidly evolving industry, the demand for and market acceptance of these products are uncertain. The adoption of these products may not become widespread. If the market for these products fails to develop or develops more slowly than we anticipate, we may fail to achieve our anticipated growth.

We generate a substantial majority of our revenue from the sale of our interactive displays, and any significant reduction in sales of these products would materially harm our business.

We generated approximately 75% of our revenue from sales of our interactive displays and integrated projectors during our most recent fiscal year ended March 31, 2012. A decrease in demand for our interactive displays would significantly reduce our revenue. If any of our competitors introduces attractive alternatives to our interactive displays, we could experience a significant decrease in sales as customers migrate to those alternative products, see “We operate in a highly competitive industry” above.

Our future sales of interactive displays in developed markets may slow or decrease as a result of market saturation in those countries.

FutureSource Consulting estimates that, as of December 31, 2011, approximately 44% of classrooms in the U.S., 80% of classrooms in the U.K., and 63% of classrooms in Australia already have an interactive display. As a result of these high levels of penetration, the education market for interactive displays in those countries may have reached saturation levels. Future sales growth in those markets and other developed markets with similar penetration levels may, as a result, be difficult to achieve, and our sales of interactive displays may decline in those countries. If we are unable to replace the revenue and earnings we have historically derived from sales of interactive displays to the education market in these developed markets, whether through sales of other products, sales in other markets or otherwise, our business, financial condition and results of operations may be materially adversely affected.

Defects in our products can be difficult to detect before shipment. If defects occur, they could have a material adverse effect on our business.

Our products are highly complex and sophisticated and, from time to time, may contain design defects or software “bugs” or failures that are difficult to detect and correct. Errors or defects may be found in new products after commercial shipments and we may be unable successfully to correct such errors or defects in a timely manner or at all. The occurrence of errors and defects in our products could result in loss of, or delay in, market acceptance of our products, and correcting such errors and failures in our products could require significant expenditure of capital by us. We typically provide warranties on interactive displays for between two and five years, and the failure of our products to operate as described could give rise to warranty claims. The consequences of such errors, failures and other defects and claims could have a material adverse effect on our business, financial condition, results of operations and our reputation.

We may not be able to obtain patents or other intellectual property rights necessary to protect our proprietary technology and business.

Our commercial success depends to a significant degree upon our ability to develop new or improved technologies and products, and to obtain patents or other intellectual property rights or statutory protection for these technologies and products in Canada, the U.S. and other countries. We seek to patent concepts, components, processes, designs and methods, and other inventions and technologies that we consider to have commercial value or that will likely give us a technological advantage. We own rights in patents and patent applications for technologies relating to interactive displays and other complementary products in Canada, the U.S. and other countries. Despite devoting resources to the research and development of proprietary technology, we may not be able to develop technology that is patentable or protectable. Patents may not be issued in connection with our pending patent applications and claims allowed may not be sufficient to allow us to use the inventions that we create exclusively. Furthermore, any patents issued to us could be challenged, re-examined, held invalid or unenforceable or circumvented and may not provide us with sufficient protection or a competitive advantage. In addition, despite our efforts to protect and maintain our patents, competitors and other third parties may be able to design around our patents or develop products similar to our products that are not within the scope of our patents. Finally, patents provide certain statutory protection only for a limited period of time that varies depending on the jurisdiction and type of patent. The statutory protection term of certain of our material patents may expire soon and, thereafter, the underlying technology of such patents can be used by any third party including our competitors.

A number of our competitors and other third parties have been issued patents, or may have filed patent applications, or may obtain additional patents or other intellectual property rights for technologies similar to those that we have developed, used or commercialized, or may develop, use or commercialize, in the future. As certain patent applications in the U.S. and other countries are maintained in secrecy for a period of time after filing, and as publication or public awareness of new technologies often lags behind actual discoveries, we cannot be certain that we were the first to develop the technology covered by our pending patent applications or issued patents or that we were the first to file patent applications for the technology covered by our issued patents and patent pending applications. In addition, the disclosure in our patent applications, including in respect of the utility of our claimed inventions, may not be sufficient to meet the statutory requirements for patentability in all cases. As a result, we cannot assure that our patent applications will result in valid or enforceable patents or that we will be able to protect or maintain our patents.

Prosecution and protection of the rights sought in patent applications and patents can be costly and uncertain, often involve complex legal and factual issues and consume significant time and resources. In addition, the breadth of claims allowed in our patents, their enforceability and our ability to protect and maintain them cannot be predicted with any certainty. The laws of certain countries may not protect intellectual property rights to the same extent as the laws of Canada or the U.S. Even if our patents are held to be valid and enforceable in a certain jurisdiction, any legal proceedings that we may initiate against third parties to enforce such patents will likely be expensive, take significant time and divert management’s attention from other business matters. We cannot assure that any of our issued patents or pending patent applications will provide any protectable, maintainable or enforceable rights or competitive advantages to us.

In addition to patents, we rely on a combination of copyrights, trademarks, trade secrets and other related laws and confidentiality procedures and contractual provisions to protect, maintain and enforce our proprietary technology and intellectual property rights in the U.S., Canada and other countries. However, our ability to protect our brand by registering certain trademarks may be limited. See “We may not be able to protect our brand, and any failure to protect our brand would likely harm our business” below. In addition, while we generally enter into confidentiality and nondisclosure agreements with our employees, consultants, contract manufacturers, distributors and dealers and with others to attempt to limit access to and distribution of our proprietary and confidential information, it is possible that:

•	misappropriation of our proprietary and confidential information, including technology, will nevertheless occur;

•	our confidentiality agreements will not be honored or may be rendered unenforceable;

•	third parties will independently develop equivalent, superior or competitive technology or products;

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disputes will arise with our current or future strategic licensees, customers or others concerning the ownership, validity, enforceability, use, patentability or registrability of intellectual property; or

•	unauthorized disclosure of our know-how, trade secrets or other proprietary or confidential information will occur.

We cannot assure that we will be successful in protecting, maintaining or enforcing our intellectual property rights. If we are not successful in protecting, maintaining or enforcing our intellectual property rights, then our business, operating results and financial condition could be materially adversely affected.

We may infringe on or violate the intellectual property rights of others.

Our commercial success depends, in part, upon our not infringing or violating intellectual property rights owned by others. The industry in which we compete has many participants that own, or claim to own, intellectual property. We cannot determine with certainty whether any existing third-party patents, or the issuance of any new third-party patents, would require us to alter our technologies or products, obtain licenses or cease certain activities, including the sale of certain products.

We have received, and we may in the future receive, claims from third parties asserting infringement and other related claims. Litigation has been and may continue to be necessary to determine the scope, enforceability and validity of third-party intellectual property rights or to protect, maintain and enforce our intellectual property rights. Some of our competitors have, or are affiliated with companies having, substantially greater resources than we have, and these competitors may be able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we can. Regardless of whether claims that we are infringing or violating patents or other intellectual property rights have any merit, those claims could:

•	adversely affect our relationships with current or future distributors and dealers of our products;

•	adversely affect our reputation with customers;

•	be time-consuming and expensive to evaluate and defend;

•	cause product shipment delays or stoppages;

•	divert management’s attention and resources;

•	subject us to significant liabilities and damages;

•	require us to enter into royalty or licensing agreements; or

•	require us to cease certain activities, including the sale of products.

If it is determined that we have infringed, violated or are infringing or violating a patent or other intellectual property right of any other person or if we are found liable in respect of any other related claim, then, in addition to being liable for potentially substantial damages, we may be prohibited from developing, using, distributing, selling or commercializing certain of our technologies and products unless we obtain a license from the holder of the patent or other intellectual property right. We cannot assure that we will be able to obtain any such license on a timely basis or on commercially favorable terms, or that any such licenses will be available, or that workarounds will be feasible and cost-efficient. If we do not obtain such a license or find a cost-efficient workaround, our business, operating results and financial condition could be materially adversely affected and we could be required to cease related business operations in some markets and restructure our business to focus on our continuing operations in other markets.

We may not be able to manage our business operations to create and sustain future growth effectively.

In recent years we substantially expanded our headcount, facilities and infrastructure. Our expansion has placed, and we expect it may continue to place, a significant strain on our management, operational and financial resources.

Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We must continue to effectively hire, train and manage new employees. If our new hires perform poorly, if we are unsuccessful in hiring, training, managing and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage any significant growth of our operations and personnel we will need to improve our operational and financial systems, procedures and controls and may need to obtain additional systems. We may not be able successfully to integrate any additional operational and financial systems we may require in the future.

The volatility and lack of predictability in our business creates difficulties in budgeting expenses and forecasting demand for our products, which can lead to delays in managing the production and shipment of our products and to difficulties in managing cash flows. These difficulties could be exacerbated by our expansion into foreign markets, see “We face significant challenges growing our sales in foreign markets” above. If we are unable to manage our growth rate, our business could be harmed and our results of operations and financial condition could be materially adversely affected.

We may not be able to protect our brand, and any failure to protect our brand would likely harm our business.

We regard our SMART brand as one of our most valuable assets. We believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our products, and will require a continued focus on active marketing efforts. We will need to continue to spend substantial amounts of money on, and devote substantial resources to, advertising, marketing and other efforts to create and maintain brand recognition and loyalty among end-users. However, brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses incurred in building our brand. If we fail to promote, protect and maintain our brand, or if we incur substantial expenses in an unsuccessful attempt to promote, protect and maintain our brand, our business would be harmed.

The unlicensed use of our trademarks by third parties could harm our reputation, impair such trademarks and adversely affect the strength and value of our brand in the marketplace and the associated goodwill. We use the term “SMART” in the branding of many of our products, such as the SMART Board interactive whiteboard, the SMART Response™ interactive response system and our SMART Notebook software. Because it is generally not possible to obtain trademark protection for a term that is descriptive, we may be unable to obtain, or may be unable to enforce, trademark rights for certain of our product brands such as “smart board” in certain jurisdictions. If we are unable to obtain or enforce such rights under applicable law, our ability to prevent our competitors and potential competitors from referring to their products using terms or trademarks that are confusingly similar to those of our products will be adversely affected. We are aware of situations in which our competitors have described their product generally as a “smart board.” While we seek to defend against such dilution of our trademarks, we cannot assure that we will be successful in protecting our trademarks.

In addition, trademark protection is territorial and our ability to expand our business, including, for example, by offering different products or services or by selling our products in new jurisdictions, may be limited by prior use, common law rights or prior applications or registrations of certain trademarks by third parties in such jurisdiction.

Under applicable trademark law in certain jurisdictions, if a trademark becomes generic, rights in the mark may no longer be enforceable. To the extent that people refer generally to interactive whiteboards as “smart boards” or if the “SMART” name were otherwise to become a generic term, we may be unable to prevent competitors and others from using our name for their products which could adversely affect our ability to leverage our brand and could harm our reputation if third-party products of lesser quality are mistaken for our products.

Our suppliers and contract manufacturers may not be able to supply components or products to us on a timely basis or on favorable terms.

Assembly of our products depends on obtaining adequate supplies of components on a timely basis. Some of those components, as well as certain complete products that we sell, are provided to us by only one supplier or contract manufacturer. We are subject to risks that disruptions in the operations of our sole or limited suppliers or contract manufacturers may cause them to decrease or stop production of these components and products. Alternative sources are not always available. Many of our components are manufactured overseas and have long lead times. We have from time to time experienced shortages of several of our products and components that we obtain from third parties. We cannot predict if or when our suppliers and contract manufacturers will resume production at full capacity and we cannot ensure that product or component shortages will not occur in the future. Because of the global reach of our supply chain, world events such as local disruptions, natural disasters or political conflict may cause unexpected interruptions to the supply of our products or components. We have also experienced unexpected demand for certain of our products. As a result of these factors, we have had, and may have in the future, delays in delivering the number of products ordered by our customers. We cannot predict if or when our suppliers and contract manufacturers will resume production at full capacity and we cannot ensure that product or component shortages will not occur in the future. If we cannot supply products due to a lack of components, or are unable to redesign products with other components in a timely manner, our business will be significantly harmed.

We do not have written agreements with several of our significant suppliers. Although we are endeavoring to enter into written agreements with certain of our suppliers, we cannot assure that our efforts will be successful. Even where we do have a written agreement for the supply of a component, there is no guarantee that we will be able to extend or renew that agreement on similar favorable terms, or at all, upon expiration or otherwise obtain favorable pricing in the future.

We depend on component and product assembly and logistical services provided by third parties, some of which are sole source and many of which are located outside of Canada and the U.S.

All our components and finished products are manufactured or assembled, in whole or in part by a limited number of third parties. Most of these third parties are located outside of Canada and the U.S. For example, we rely on contract manufacturers based in China for the production of all our short-throw projectors used in our interactive whiteboard solution and on contract manufacturers based in Eastern Europe, Mexico and China for the final production of our completed interactive whiteboards. We have also contracted with a third party to manage our transportation and logistics requirements. While these arrangements may lower costs, they also reduce our direct control over production and shipments. It is uncertain what effect such diminished control will have on the quality or availability of our products or on our flexibility to respond to changing conditions. Our failure to manage production and supply of our products adequately, or the failure of products to meet quality requirements, could materially adversely affect our business.

Although arrangements with our suppliers and contract manufacturers may contain provisions for warranty expense reimbursement, it may be difficult or impossible for us to recover from suppliers and contract manufacturers, and we may remain responsible to the customer for warranty service in the event of product defects. Any unanticipated product defect or warranty liability, whether pursuant to arrangements with suppliers, contract manufacturers or otherwise, could materially adversely affect our reputation and business.

Final assembly of our interactive whiteboard products is currently performed by contract manufacturers in Eastern Europe, Mexico and China. If assembly or logistics in these locations is disrupted for any reason, including natural disasters, information technology failures, breaches of systems security, military or terrorist actions or economic, business, labor, environmental, public health, or political issues, our business, financial condition and operating results could be materially adversely affected.

Any current or future financial problems of suppliers or contract manufacturers could adversely affect us by increasing costs or exposing us to credit risks of these suppliers or contract manufacturers or as the result of a complete cessation of supply. In addition, if suppliers or contract manufacturers or other third parties experience insolvency or bankruptcy, we may lose the benefit of any warranties and indemnities. If our contract manufacturers are unable to obtain the necessary components for our products in a timely manner, they may not be able to produce a sufficient supply of products, which could lead to reduced revenue, and our business, financial condition and results of operations could be harmed.

Our ability to sell our products is dependent upon us establishing and maintaining good relationships with dealers and distributors that promote and sell our products.

Substantially all our sales are made through dealers and distributors and accordingly, we depend on our ability to establish and develop new relationships and to build on existing relationships with dealers and distributors. Our dealers and most of our distributors are not contractually required to sell our products exclusively and may offer competing interactive display products. We cannot assure that our dealers and distributors will act in a manner that will promote the success of our products. Factors that are largely within the control of those dealers and distributors but are important to the success of our products include:

•	the degree to which our dealers and distributors actively promote our products;

•	the extent to which our dealers and distributors offer and promote competitive products; and

•	the quality of installation, training and other support services offered by our dealers and distributors.

In addition, if some of our competitors offer their products to dealers and distributors on more favorable terms or have more products available to meet their needs, there may be pressure on us to reduce the price of our products or those dealers and distributors may stop carrying our products or de-emphasize the sale of our products in favor of the products of these competitors. If we do not maintain and continue to build relationships with dealers and distributors our business will be harmed.

We are subject to risks inherent in foreign operations.

Sales outside the U.S. and Canada represented approximately 35% of our consolidated sales based on our most recent fiscal year ended March 31, 2012. We intend to continue to pursue international market growth opportunities, which could result in those international sales accounting for a more significant portion of our revenue. We have committed, and may continue to commit, significant resources to our international operations and sales and marketing activities. In addition to our offices in the U.S. and Canada, we maintain offices in Brazil, China, France, Germany, India, Japan, New Zealand, Singapore, the United Arab Emirates and the United Kingdom. We have limited experience conducting business outside of the U.S. and Canada, and we may not be aware of all the factors that may affect our business in foreign jurisdictions.

We are subject to a number of risks associated with international business activities that may increase costs, lengthen sales cycles and require significant management attention. International operations carry certain risks and associated costs, such as the complexities and expense of administering a business abroad, complications in compliance with, and unexpected changes in regulatory requirements, foreign laws, international import and export legislation, trading and investment policies, exchange controls, tariffs and other trade barriers, difficulties in collecting accounts receivable, potential adverse tax consequences, uncertainties of laws, difficulties in protecting, maintaining or enforcing intellectual property rights, difficulty in managing a geographically dispersed workforce in compliance with diverse local laws and customs, and other factors, depending upon the country involved. Moreover, local laws and customs in many countries differ significantly and compliance with the laws of multiple jurisdictions can be complex, difficult and costly. We cannot assure that risks inherent in our foreign operations will not have a material adverse effect on our business. See also, “We face significant challenges growing our sales in foreign markets” above.

We have incurred and may in the future incur restructuring and other charges, the amounts of which are difficult to predict accurately.

Our business is going through a challenging period and our stock price has declined since our initial public offering in July 2010. On April 26, 2012, we announced changes in our executive management, including the appointment of Tom Hodson as Interim President and Chief Executive Officer and our board of directors’ plans to conduct a comprehensive search to select the Company’s next President and Chief Executive Officer. As a result of these management changes and the decline in our stock price, management has taken and may consider taking future actions, including cost-savings initiatives, business process reengineering initiatives, business restructuring initiatives, and other alternatives, which may result in restructuring and other charges, including for severance payments, consulting fees and professional fees. The amount and timing of these possible restructuring charges are not yet known. Any such actions resulting in restructuring or other charges, could materially adversely effect our results of operations and financial condition.

Acquisitions and joint ventures could result in operating difficulties, dilution and other harmful consequences.

We expect to evaluate and consider a wide array of potential strategic transactions, including joint ventures, business combinations, acquisitions and dispositions of businesses, technologies, services, products and other assets. At any given time we may be engaged in discussions or negotiations with respect to one or more of these types of transactions. Any of these transactions could be material to our financial condition and results of operations.

The process of integrating any acquired business may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

•	diversion of management time, as well as a shift of focus from operating the businesses to issues related to integration and administration;

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declining employee morale and retention issues resulting from changes in, or acceleration of, compensation, or changes in management, reporting relationships, future prospects or the direction or culture of the business;

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the need to integrate each company’s accounting, management, information, human resource and other administrative systems to permit effective management, and the lack of control if such integration is delayed or not implemented;

•	the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had lacked such controls, procedures and policies;

•

in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political, and regulatory risks associated with specific countries;

•	in some cases, the need to transition operations, end-users, and customers onto our existing platforms; and

•

liability for activities of the acquired company before the acquisition, including violations of laws, rules and regulations, commercial disputes, tax liabilities and other known and unknown liabilities.

Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the time frame expected. For example, in April 2010 we acquired NextWindow, and its business has, to date, not performed as well as we had anticipated. Future acquisitions or mergers may require us to issue additional equity securities, spend our cash, or incur debt, liabilities, and amortization expenses related to intangible assets or write-offs of goodwill, any of which could adversely affect our results of operations.

Our business and operations would suffer in the event of system failures or cyber security attacks.

The temporary or permanent loss of our computer and telecommunications equipment, servers and software systems, through natural disasters, casualty, energy blackouts, operating malfunction, software virus or malware, cyber security attacks or other sources, could disrupt our operations. We do not currently maintain a disaster recovery plan and no assurances can be given that we will be able to restore our operation within a sufficiently short time frame to avoid our business being disrupted. Any system failure or accident that causes interruptions in our operations could result in material harm to our business.

If we are unable to ship and transport components and final products efficiently and economically across long distances and borders our business would be harmed.

We transport significant volumes of components and finished products across long-distances and international borders. Any increases in our transportation costs, as a result of increases in the price of oil or otherwise, would increase our costs and the final prices of our products to our customers. In addition, any increases in customs or tariffs, as a result of changes to existing trade agreements between countries or otherwise, could increase our costs or the final cost of our products to our customers or decrease our margins. Such increases could harm our competitive position and could have a material adverse effect on our business. The laws governing customs and tariffs in many countries are complex, subject to many interpretations and often include substantial penalties for non-compliance. Disputes may arise and could subject us to material liabilities and have a material adverse effect on our business.

If our procedures to ensure compliance with export control laws are ineffective, our business could be harmed.

Our extensive foreign operations and sales are subject to far reaching and complex export control laws and regulations in the U.S., Canada and elsewhere. Violations of those laws and regulations could have material negative consequences for us including large fines, criminal sanctions, prohibitions on participating in certain transactions and government contracts, sanctions on other companies if they continue to do business with us and adverse publicity.

If we are unable to integrate our products with certain third-party operating system software and other products, the functionality of our products would be adversely affected.

The functionality of our products depends on our ability to integrate our products with the operating system software and related products of providers such as Microsoft Corporation, Apple Inc., and the main distributors of Linux, among other providers. If integration with the products of those companies becomes more difficult, our products would likely be more difficult to use. Any increase in the difficulty of using our products would likely harm our reputation and the utility and desirability of our products, and, as a result, would likely have a material adverse effect on our business. Integrating our products with those of the main software platform providers is particularly critical to increasing our sales to the business and government markets, as discussed above under “We may not be successful in our strategy to grow in the business and government markets”.

Our use of open source and third-party software could impose limitations on our ability to distribute or commercialize our software products. We incorporate open source software into our software products. Although we monitor our use of open source software, the terms of many open source licenses have not been interpreted by Canadian, U.S. and other courts, and there is a risk that such licenses could be construed in a manner that could impose unanticipated conditions or restrictions on our ability to distribute or commercialize our products. In such event, we could be required to seek licenses from, or pay royalties to, third parties in order to continue offering our products, to re-engineer our products or to discontinue the sale of our products in the event re-engineering cannot be accomplished on a timely or efficient basis. If we are required to take any of the foregoing action, this could adversely affect our business, operating results and financial condition.

We also incorporate certain third-party technologies and proprietary rights into our software products and may need to utilize additional third-party technologies or proprietary rights in the future. Although we are not currently reliant in any material respect on any technology license agreement from a single third-party, if software suppliers or other third-party licensors terminate their relationships with us, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current software products. These delays, if they occur, could materially adversely affect our business, operating results and financial condition. If we are unable to redesign our software products to function without this third-party technology or to obtain or internally develop similar technology, we might be forced to limit the features available in our current or future software products.

We are exposed to fluctuations in foreign currencies that may materially adversely affect our results of operations.

We are exposed to foreign exchange risk as a result of transactions in currencies other than our functional currency of the Canadian dollar. For example, all of our long-term debt is denominated in U.S. dollars. If the Canadian dollar depreciates relative to the U.S. dollar, the outstanding amount of that debt when translated to our Canadian dollar functional currency will increase. Although we report our results in U.S. dollars, a foreign exchange loss will result from the increase in the outstanding amount and that loss could materially adversely affect our results of operations.

In addition, we are exposed to fluctuations in foreign currencies as a result of transactions in currencies other than our reporting currency of the U.S. dollar. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a significant portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar, the Euro and the New Zealand dollar. If the value of any of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We monitor our foreign exchange exposures and, in certain circumstances, maintain net monetary asset and/or liability balances in foreign currencies and enter into forward contracts and other derivative contracts to convert a portion of our foreign currency denominated cash flows into Canadian dollars. These activities mitigate, but do not eliminate, our exposure to exchange rate fluctuations. As a result, exchange rate fluctuations may materially adversely affect our operating results in future periods.

The level of our current and future debt could have an adverse impact on our business.

We have substantial debt outstanding and we may incur additional indebtedness in the future. As of March 31, 2012, we had $291.3 million of outstanding indebtedness.

The high level of our indebtedness, among other things, could:

•	make it difficult for us to make payments on our debt;

•	increase our vulnerability to general adverse economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and investments and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the markets in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds.

Our current term loan matures in August, 2014. If additional debt financing is not available when required or is not available on acceptable terms, we may be unable to refinance maturing debt, grow our business, take advantage of business opportunities or respond to competitive pressures, any of which could have a material adverse effect on our operating results and financial condition.

A substantial portion of our debt bears interest at floating rates and we are therefore exposed to fluctuations in interest rates. In order to mitigate the effects of increases in interest rates on our cash flows, from time to time we enter into derivative instruments, including interest rate swaps. These hedging activities mitigate but do not eliminate our exposure to interest rate fluctuations and, as a result, interest rate fluctuations may materially adversely affect our operating results in future periods.

Our working capital requirements and cash flows are subject to fluctuation which could have an adverse effect on our financial condition.

Our working capital requirements and cash flows have historically been, and are expected to continue to be, subject to quarterly and yearly fluctuations, depending on a number of factors. Factors which could result in cash flow fluctuations include:

•	the level of sales and the related margins on those sales;

•	the collection of receivables;

•	the timing and size of purchases of inventory and related components; and

•	the timing of payment on payables and accrued liabilities.

If we are unable to manage fluctuations in cash flow, our business, operating results and financial condition may be materially adversely affected. For example, if we are unable to effectively manage fluctuations in our cash flows, we may be unable to make required interest payments on our indebtedness.

We may need to raise additional funds to pursue our growth strategy or continue our operations, and we may be unable to raise capital when needed.

We believe that our existing working capital, expected cash flow from operations and other available cash resources will enable us to meet our working capital requirements for at least the next 12 months. However, the development and marketing of new products and the expansion of distribution channels require a significant commitment of resources. From time to time, we may seek additional equity or debt financing to finance working capital requirements, continue our expansion, develop new products or make acquisitions or other investments. In addition, if our business plans change; general economic, financial or political conditions in our industry change; or other circumstances arise that have a material effect on our cash flow, the anticipated cash needs of our business, as well as our conclusions as to the adequacy of our available sources of capital, could change significantly. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of such securities would result in dilution of the shares held by existing shareholders. If additional funds are raised through the issuance of preferred shares or debt securities, such securities may provide the holders certain rights, preferences, and privileges senior to those of the holders of our Class A Subordinate Voting Shares, and the terms of such securities could impose restrictions on our operations. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.

We rely on highly skilled personnel and, if we are unable to attract, retain or motivate qualified personnel, we may not be able to operate our business effectively.

Our success is largely dependent on our ability to attract and retain skilled employees. Competition for highly skilled management, technical, research and development and other employees is intense in the high-technology industry and we may not be able to attract or retain highly qualified personnel in the future. In making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the equity awards they would receive in connection with their employment. Our long-term incentive programs may not be attractive enough or perform sufficiently to attract or retain qualified personnel. If we are unable to attract and retain qualified personnel, our business may be harmed.

The Company is subject to securities class action litigation in the U.S. and Canada and could incur significant litigation related expenses in defending or settling these claims. If such claims are not settled, an adverse determination against the Company could result in significant damage awards or other remedies against the Company.

The Company is a named defendant in putative class actions filed in the U.S. and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. These proceedings have been and are expected to continue to be costly and time consuming and could divert the attention of management and key personnel from the Company’s business operations. The complexity of the issues involved and the inherent uncertainty of securities litigation increases these risks. In recognition of these considerations, the Company may decide to settle these claims, and the amounts of such settlements may be material. If the Company is unsuccessful in its defense of the claims or is unable to settle the claims, the Company may be faced with significant monetary damages or injunctive relief against it that could have a material adverse effect on the Company’s business, operating results and financial condition. For a more detailed description of the pending securities class action litigation against us, see “Securities Class Actions” in the “Guarantees and Contingencies” section above.

Our worldwide operations subject us to income taxes in many jurisdictions, and we must exercise significant judgment in order to determine our worldwide financial provision for income taxes. That determination is ultimately an estimate and, accordingly, we cannot assure that our historical income tax provisions and accruals will be adequate.

We are subject to income taxes in Canada, the U.S. and numerous other jurisdictions. Significant judgment is required in determining our worldwide provision for income taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe our tax estimates are reasonable, we cannot assure that the final determination of any tax audits and litigation will not be materially different from that which is reflected in our historical income tax provisions and accruals. Should additional taxes be assessed against us as a result of an audit or litigation, there could be a material adverse effect on our current and future results and financial condition.

Certain of our subsidiaries provide products to, and may from time to time undertake certain significant transactions with, us and our other subsidiaries in different jurisdictions. In general, cross border transactions between related parties and, in particular, related party financing transactions, are subject to close review by tax authorities. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules that require all transactions with nonresident related parties to be priced using arm’s-length pricing principles and require the existence of contemporaneous documentation to support such pricing. A tax authority in one or more jurisdictions could challenge the validity of our related party transfer pricing policies. Because such a challenge generally involves a complex area of taxation and because a significant degree of judgment by management is required to be exercised in setting related party transfer pricing policies, the resolution of such challenges often results in adjustments in favor of the taxing authority. If in the future any taxation authorities are successful in challenging our financing or transfer pricing policies, our income tax expense may be adversely affected and we could become subject to interest and penalty charges, which may harm our business, financial condition and operating results.

If our products fail to comply with consumer product or environmental laws, it could materially affect our financial performance.

Because we sell products used by children in classrooms and because our products are subject to environmental regulations in some jurisdictions in which we do business, we must comply with a variety of product safety, product testing and environmental regulations, including compliance with applicable laws and standards with respect to lead content and other child safety and environmental issues. If our products do not meet applicable safety or regulatory standards, we could experience lost sales, diverted resources and increased costs, which could have a material adverse effect on our financial condition and results of operations. Events that give rise to actual, potential or perceived product safety or environmental concerns could expose us to government enforcement action or private litigation and result in product recalls and other liabilities. In addition, negative consumer perceptions regarding the safety of our products could cause negative publicity and harm our reputation.

We may have assumed or incurred additional liabilities in connection with the 2010 Reorganization.

In 2010 we completed a reorganization (the “2010 Reorganization”), the details of which are disclosed in note 3 to our audited financial statements for the year ended March 31, 2012. While we believe that there will be no material adverse tax consequences to us from the 2010 Reorganization, no advance tax ruling has been obtained from the Canada Revenue Agency and we cannot provide any assurances in this regard. In addition, as a result of the 2010 Reorganization, a number of companies controlled by certain of our shareholders were amalgamated with us. Consequently, we have assumed all liabilities (including tax liabilities and contingent liabilities) of such companies. We will not be indemnified for any of these assumed liabilities. Based upon our due diligence investigations related to the 2010 Reorganization, we believe that we have not assumed any additional material liabilities, although we cannot provide any assurances in this regard. In addition, there may be liabilities that are neither probable nor estimable at this time, which may become probable and estimable in the future. Any such assumption of liabilities as a result of such amalgamation or any adverse tax consequences as a result of the 2010 Reorganization could have a material adverse effect on our results of operations.

If our internal controls and accounting processes are insufficient, we may not detect in a timely manner misstatements that could occur in our financial statements in amounts that could be material.

As a relatively new public company, we are devoting substantial efforts to the reporting obligations and internal controls required of a public company in the U.S. and Canada, which has to date and will continue to result in substantial costs. A failure to properly meet these obligations could cause investors to lose confidence in us and have a negative impact on the market price of our Class A Subordinate Voting Shares. We are devoting and expect to devote significant resources to the documentation, testing and continued improvement of our operational and financial systems for the foreseeable future. These improvements and efforts with respect to our accounting processes that we will need to continue to make may not be sufficient to ensure that we maintain adequate controls over our financial processes and reporting in the future. Any failure to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations in the U.S. or Canada or result in misstatements in our financial statements in amounts that could be material. Insufficient internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares and may expose us to litigation risk.

As a public company, we are now required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of Sarbanes-Oxley, which requires annual management assessments of the effectiveness of our internal control over financial reporting and a report by our independent registered public accounting firm that addresses the effectiveness of our internal control over financial reporting. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet our deadline for compliance with Section 404. We may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 or our independent registered public accounting firm may not be able or willing to issue an unqualified report on the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting or our independent auditors are unable to provide us with an unqualified report as and when required by Section 404, then investors could lose confidence in our reported financial information, which could have a negative effect on the trading price of our shares.

Capital Structure Risks

The concentration of voting power and control with our co-founders, Intel and Apax Partners will limit shareholders’ ability to influence corporate matters, including takeovers.

Our Class B Shares have 10 votes per share and our Class A Subordinate Voting Shares have one vote per share. Our Class B Shares constitute approximately 65.4% of our total share capital outstanding, but carry approximately 95.0% of the total outstanding voting power of all our outstanding share capital. As of March 31, 2012, our co-founders, David A. Martin and Nancy L. Knowlton, through their holding company IFF, beneficially own approximately 34.2% of our outstanding Class B Shares and 2.1% of our outstanding Class A Subordinate Voting Shares, representing approximately 32.6% of the voting power of all our outstanding share capital. Apax Partners beneficially owns approximately 43.8% of our outstanding Class B Shares and 4.7% of our outstanding Class A Subordinate Voting Shares, representing approximately 41.8% of the voting power of all our outstanding share capital. Intel beneficially owns approximately 22.0% of our outstanding Class B Shares, representing approximately 20.9% of the voting power of all our outstanding share capital. As a result, our co-founders, Apax Partners and Intel have significant influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a business combination or other sale of our company or its assets, for the foreseeable future. In addition, we and the holders of our Class B Shares have entered into a security holders agreement pursuant to which the holders of our Class B Shares agree to exercise their voting power so as to ensure that our Board of Directors will be comprised of seven members, including two directors nominated by IFF and one director nominated by each of Apax Partners and Intel.

This concentrated control may provide our current shareholders with the ability to prevent and deter takeover proposals from third parties. In particular, because under Alberta law and/or our articles of incorporation most amalgamations and certain other business combination transactions, including a sale of all or substantially all our assets, would require approval by a majority of not less than two-thirds of the votes cast by the holders of the Class B Shares voting as a separate class, and because each of IFF and Apax Partners owns more than one-third of the Class B Shares, each of IFF and Apax Partners will have the ability to prevent such transactions. The concentration of voting power limits shareholders’ ability to influence corporate matters and, as a result, we may take actions that shareholders do not view as beneficial, including rejecting takeover proposals at a premium to the then prevailing market price of the Class A Subordinate Voting Shares. As a result, the market price of our Class A Subordinate Voting Shares could be adversely affected.

Some of our directors have interests that are different than our interests.

We may do business with certain companies that are related parties. Pursuant to the security holders agreement mentioned above, we expect to have one or more directors affiliated with Apax Partners, Intel and IFF for the foreseeable future. Although our directors owe fiduciary duties, including the duties of loyalty and confidentiality, to us, our directors that serve as directors, officers, partners or employees of companies that we do business with also owe fiduciary duties or other obligations to such other companies or to the investors in their funds. The duties owed to us could conflict with the duties such directors owe to these other companies or investors.

Our share price may be volatile and the market price of our shares may decline.

The stock market in general, and the market for equities of some high-technology companies in particular, have been highly volatile. The market price of our Class A Subordinate Voting Shares has declined significantly since the IPO and may continue to be volatile, and investors in our Class A Subordinate Voting Shares may experience a decrease, which could be substantial, in the value of their shares, including decreases unrelated to our operating performance or prospects, or a complete loss of their investment. The price of our Class A Subordinate Voting Shares could be subject to wide fluctuations in response to a number of factors, including those listed elsewhere in this “Business Risks” section and others such as:

•	variations in our operating performance and the performance of our competitors;

•	actual or anticipated fluctuations in our quarterly or annual operating results which may be the result of many factors including:

•	the timing and amount of sales of our products or the cancellation or rescheduling of significant orders;

•	the length and variability of the sales cycle for our products;

•	the timing of implementation and acceptance of new products by our customers and by our distributors and dealers;

•	the timing and success of new product introductions;

•	increases in the prices or decreases in the availability of the components we purchase;

•	price and product competition;

•	our ability to execute on our operating plan and strategy;

•	the timing and level of research and development expenses;

•	the mix of products sold;

•	changes in the distribution channels through which we sell our products and the loss of distributors or dealers;

•	our ability to maintain appropriate inventory levels and purchase commitments;

•	fluctuations in our gross margins and the factors that contribute to such fluctuations;

•

the ability of our customers, distributors and dealers to obtain financing to purchase our products, especially during a period of global credit market disruption or in the event of customer, distributor, dealer, contract manufacturer or supplier financial problems;

•	uncertainty regarding our ability to realize benefits anticipated from our investments in research and development, sales and assembly activities;

•	delays in government requests for proposals for significant technology purchases;

•	changes in foreign exchange rates or interest rates;

•	changes in our financing and capital structures; and

•	the uncertainties inherent in our accounting estimates and assumptions and the impact of changes in accounting principles;

•	changes in estimates of our revenue, income or other operating results published by securities analysts or changes in recommendations by securities analysts;

•	publication of research reports by securities analysts about us, our competitors or our industry;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments, strategic alliances or changes in business strategy;

•	the passage of legislation or other regulatory developments affecting us;

•	speculation in the press or investment community;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest; and

•	changes in general market and economic conditions as well as those specific to the industry in which we operate.

In the past, securities class action litigation has often been initiated against companies following periods of volatility in their share price. As discussed above, the Company is a named defendant in putative class actions filed in the U.S. and Canada on behalf of the purchasers of the Class A Subordinate Voting Shares sold in the IPO. Additional litigation relating to share price volatility could result in additional substantial costs and further divert our management’s attention and resources, and could also require us to make substantial payments to satisfy judgments or to settle litigation.

Because we are an Alberta corporation and the majority of our directors and officers are resident in Canada, it may be difficult for investors in the U.S. to enforce civil liabilities against us based solely upon the federal securities laws of the U.S.

We are an Alberta corporation with our principal place of business in Canada. A majority of our directors and officers and the auditors named herein are residents of Canada and all or a substantial portion of our assets and those of such persons are located outside the U.S. Consequently, it may be difficult for U.S. investors to effect service of process within the U.S. upon us or our directors or officers or such auditors who are not residents of the U.S., or to realize in the U.S. upon judgments of courts of the U.S. predicated upon civil liabilities under the U.S. Securities Act of 1933. Investors should not assume that Canadian courts: (1) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the U.S. or (2) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or any such state securities or blue sky laws.

As a foreign private issuer, we are not subject to certain U.S. securities law disclosure requirements that apply to a domestic U.S. issuer, which may limit the information publicly available to our shareholders.

As a foreign private issuer we are not required to comply with all the periodic disclosure requirements of the Exchange Act and therefore there may be less publicly available information about us than if we were a U.S. domestic issuer. For example, we are not subject to the proxy rules in the U.S. and disclosure with respect to our annual meetings will be governed by Canadian requirements. Section 132 of the ABCA provides that the directors of a corporation must call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting. The last preceding annual meeting was held on August 10, 2011. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our shares.

We currently do not intend to pay dividends on our Class A Subordinate Voting Shares.

We have never declared or paid any cash dividend on our Class A Subordinate Voting Shares. Our ability to pay dividends is restricted by covenants in our outstanding credit facilities and may be further restricted by covenants in any instruments and agreements that we may enter into in the future. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Investors seeking cash dividends should not purchase our Class A Subordinate Voting Shares.

Our share price may decline because of the ability of our co-founders, Apax Partners, Intel and others to sell our shares.

Sales of substantial amounts of our Class A Subordinate Voting Shares, or the perception that those sales may occur, could adversely affect the market price of our Class A Subordinate Voting Shares and impede our ability to raise capital through the issuance of equity securities. Our co-founders, Apax Partners and Intel are party to a registration rights agreement with us that may require us to register their shares for resale or include shares owned by such shareholders in future offerings by us.

Significant sales of our Class A Subordinate Voting Shares issued pursuant to our 2010 Equity Incentive Plan or Participant Equity Loan Plan could also adversely affect the prevailing market price for our Class A Subordinate Voting Shares.

Future sales or issuances of our Class A Subordinate Voting Shares could lower our share price and dilute shareholders’ voting power and may reduce our earnings per share.

We may issue and sell additional Class A Subordinate Voting Shares in subsequent offerings. We may also issue additional Class A Subordinate Voting Shares to finance future acquisitions. We cannot predict the size of future issuances of our Class A Subordinate Voting Shares or the effect, if any, that future issuances and sales of our Class A Subordinate Voting Shares will have on the market price of our Class A Subordinate Voting Shares. Sales or issuances of substantial amounts of Class A Subordinate Voting Shares, or the perception that such sales could occur, may adversely affect prevailing market prices for our Class A Subordinate Voting Shares. With any additional sale or issuance of Class A Subordinate Voting Shares, shareholders will suffer dilution to their voting power and may experience dilution in our earnings per share.

If securities or industry analysts do not publish research or reports about us, if they adversely change their recommendations regarding our shares or if our operating results do not meet their expectations, our share price could decline.

The market price of our Class A Subordinate Voting Shares will be influenced by the research and reports that industry or securities analysts publish about us. If one or more of these analysts ceases coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrades our Class A Subordinate Voting Shares or if our operating results or prospects do not meet their expectations, our share price could decline.

There could be adverse tax consequence for our shareholders in the U.S. if we are a passive foreign investment company.

Under U.S. federal income tax laws, if a company is, or for any past period was, a passive foreign investment company (“PFIC”), it could have adverse U.S. federal income tax consequences to U.S. shareholders even if the company is no longer a PFIC. The determination of whether we are a PFIC is a factual determination made annually based on all the facts and circumstances and thus is subject to change, and the principles and methodology used in determining whether a company is a PFIC are subject to interpretation. While we do not believe that we currently are or have been a PFIC, we cannot assure that we will not be a PFIC in the future. U.S. investors in our Class A Subordinate Voting Shares are urged to consult their tax advisors concerning U.S. federal income tax consequences of holding our Class A Subordinate Voting Shares if we are considered to be a PFIC.

Additional Information

Additional information about the Company can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on our website at www.smarttech.com.

Consolidated Financial Statements of

SMART Technologies Inc.

Years ended March 31, 2012, 2011 and 2010

INDEPENDENT AUDITORS’ REPORT

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated financial statements of SMART Technologies Inc., which comprise the consolidated balance sheets as at March 31, 2012 and March 31, 2011, the consolidated statements of operations, shareholders’ deficit and cash flows for each of the years ended in the three year period ended March 31, 2012, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as at March 31, 2012 and March 31, 2011, and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended March 31, 2012 in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 17, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited the accompanying consolidated balance sheets of SMART Technologies Inc. as of March 31, 2012 and March 31, 2011 and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the years in the three year period ended March 31, 2012. These consolidated financial statements are the responsibility of SMART Technologies Inc.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SMART Technologies Inc. as of March 31, 2012 and March 31, 2011, and its consolidated results of operations and its consolidated cash flows for each of the years in the three year period ended March 31, 2012 in conformity with U.S. generally accepted accounting principles

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 17, 2012 expressed an unqualified opinion on the effectiveness of SMART Technologies Inc.’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 17, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of SMART Technologies Inc.

We have audited SMART Technologies Inc.’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SMART Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended March 31, 2012. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, SMART Technologies Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SMART Technologies Inc. as of March 31, 2012 and 2011, and the related consolidated statements of operations, shareholders’ deficit, and cash flows for each of the years in the three-year period ended March 31, 2012, and our report dated May 17, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Calgary, Canada

May 17, 2012

SMART Technologies Inc.

Consolidated Statements of Operations

(thousands of U.S. dollars, except per share amounts)

For the years ended March 31, 2012, 2011 and 2010

	March 31, 2012	March 31, 2011	March 31, 2010
Revenue	$745,800	$790,055	$647,975
Cost of sales	410,160	399,176	326,457

Gross margin	335,640	390,879	321,518

Expenses
Selling, marketing and administration	178,318	180,092	138,810
Research and development	51,815	53,740	33,581
Depreciation and amortization of property and equipment	21,259	22,796	15,930
Amortization of intangible assets	9,573	8,986	21
Restructuring costs (note 4)	13,375	—	—
Interest expense	14,576	26,321	30,222
Interest expense on related party debt	—	5,297	34,626
Foreign exchange loss (gain)	8,544	(10,534)	(91,814)

	297,460	286,698	161,376
Other income, net	516	486	204

Income before income taxes	38,696	104,667	160,346
Income tax expense (recovery) (note 13)
Current	15,364	35,652	12,504
Deferred	(8,448)	(340)	5,810

	6,916	35,312	18,314

Net income	$31,780	$69,355	$142,032

Earnings per share (note 15)
Basic	$0.26	$0.53	$0.81
Diluted	$0.26	$0.53	$0.81

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Balance Sheets

(thousands of U.S. dollars, except number of shares)

	March 31, 2012	March 31, 2011
ASSETS
Current assets
Cash and cash equivalents	$95,535	$119,025
Trade receivables (note 6)	94,286	105,004
Other current assets	13,822	9,300
Income taxes recoverable	10,071	—
Inventory (note 7)	110,810	81,816
Deferred income taxes (note 13)	14,026	12,200

	338,550	327,345

Property and equipment (note 8)	109,567	117,173
Goodwill (note 2)	34,173	34,173
Intangible assets (note 9)	32,339	42,140
Deferred income taxes (note 13)	19,897	17,177
Deferred financing fees (note 10)	5,039	8,215

	$539,565	$546,223

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable	$33,908	$36,579
Accrued and other current liabilities	86,555	79,541
Deferred revenue	34,034	31,516
Income taxes payable	—	2,949
Current portion of long-term debt (note 10)	3,050	3,050

	157,547	153,635

Long-term debt (note 10)	288,225	336,275
Other long-term liabilities	5,741	—
Deferred revenue	90,774	87,992
Deferred income taxes (note 13)	8,887	11,594

	551,174	589,496
Commitments (note 16)
Guarantees and contingencies (note 17)

Shareholders’ deficit
Share capital (note 11)
Class A Subordinate Voting Shares—no par value Authorized—unlimited Issued and outstanding – 41,981,110 shares as of March 31, 2012 and 44,308,596 shares as of March 31, 2011	457,992	483,412
Class B Shares—no par value Authorized—unlimited Issued and outstanding – 79,464,195 shares as of March 31, 2012 and March 31, 2011	238,407	238,407
Accumulated other comprehensive loss (note 5)	(10,782)	(11,894)
Additional paid-in capital (notes 11 and 12)	32,864	8,672
Deficit	(730,090)	(761,870)

	(11,609)	(43,273)

	$539,565	$546,223

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Shareholders’ Deficit

(thousands of U.S. dollars)

For the years ended March 31, 2012, 2011 and 2010

	Share capital stated amount	Deficit	Accumulated other comprehensive (loss) income	Additional paid-in capital	Total
Balance as of March 31, 2009	$160,247	$(973,257)	$130,677	$—	$(682,333)
Net income	—	142,032	—	—	142,032
Participant Equity Loan Plan (note 11)	1,027	—	—	—	1,027
Foreign currency translation	—	—	(155,041)	—	(155,041)

Balance as of March 31, 2010	$161,274	$(831,225)	$(24,364)	$—	$(694,315)
Net income	—	69,355	—	—	69,355
Participant Equity Loan Plan (note 11)	8,331	—	—	—	8,331
2010 Reorganization (notes 3 and 11)	413,618	—	—	—	413,618
Initial public offering	138,596	—	—	—	138,596
Foreign currency translation	—	—	12,470	—	12,470
Stock-based compensation	—	—	—	8,672	8,672

Balance as of March 31, 2011	$721,819	$(761,870)	$(11,894)	$8,672	$(43,273)
Net income	—	31,780	—	—	31,780
Participant Equity Loan Plan (note 11)	135	—	—	—	135
Repurchase of common shares (note 11)	(25,555)	—	—	15,800	(9,755)
Foreign currency translation	—	—	1,112	—	1,112
Stock-based compensation	—	—	—	8,392	8,392

Balance as of March 31, 2012	$696,399	$(730,090)	$(10,782)	$32,864	$(11,609)

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Consolidated Statements of Cash Flows

(thousands of U.S. dollars)

For the years ended March 31, 2012, 2011 and 2010

	March 31, 2012	March 31, 2011	March 31, 2010
Cash provided by (used in)
Operations
Net income	$31,780	$69,355	$142,032
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment	25,028	26,914	17,956
Amortization of intangible assets	9,573	8,986	21
Amortization of deferred financing fees	2,991	3,270	1,927
Non-cash interest expense (recovery) on long-term debt	966	(967)	(1,082)
Non-cash interest expense on related party long-term debt	—	5,297	34,626
Non-cash restructuring costs in other long-term liabilities	5,358	—	—
Stock-based compensation	8,392	8,672	—
Loss (gain) on foreign exchange	8,268	(11,483)	(93,447)
Deferred income tax (recovery) expense	(8,448)	(340)	5,810
Loss on disposal of property and equipment	217	86	220
Trade receivables	5,501	(11,048)	2,452
Other current assets	(4,705)	6,400	(3,745)
Inventory	(32,377)	(16,689)	14,237
Income taxes recoverable and payable	(13,422)	(5,556)	7,872
Accounts payable, accrued and other current liabilities	9,835	(12,739)	17,251
Deferred revenue	8,686	14,810	13,379

Cash provided by operating activities	57,643	84,968	159,509

Investing
Business acquisition	—	(82,000)	—
Cash of subsidiary at date of acquisition	—	7,974	—
Capital expenditures	(23,132)	(27,498)	(24,565)
Proceeds from sale of property and equipment	105	14	18
Intangible assets	—	(502)	(484)

Cash used in investing activities	(23,027)	(102,012)	(25,031)

Financing
Proceeds from issuance of debt	—	—	47,910
Proceeds from IPO, net	—	134,314	—
Financing fees paid	—	(1,396)	—
Repurchase of common shares	(9,755)	—	—
Repayment of debt	(48,052)	(239,307)	(3,006)
Participant equity loan plan, net	31	8,251	(10,210)
Common shares issued	—	—	12,136

Cash (used in) provided by financing activities	(57,776)	(98,138)	46,830
Effect of exchange rate changes on cash and cash equivalents	(330)	4,038	11,806

Net (decrease) increase in cash and cash equivalents	(23,490)	(111,144)	193,114
Cash and cash equivalents, beginning of year	119,025	230,169	37,055

Cash and cash equivalents, end of year	$95,535	$119,025	$230,169

Cash and cash equivalents are comprised as follows
Cash	$19,421	$10,662	$7,080
Short-term investments	76,114	108,363	223,089

	$95,535	$119,025	$230,169

Supplemental cash flow disclosures
Interest paid	$12,182	$29,721	$26,328
Interest received	536	574	169
Income taxes paid	30,052	38,674	4,334
Amount of non-cash capital additions in accounts payable and accrued and other current liabilities	1,975	4,368	2,793

See accompanying notes to consolidated financial statements

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

Nature of business

SMART Technologies Inc. (the “Company”), formerly SMART Technologies (Holdings) Inc., was incorporated on June 11, 2007 under the Business Corporations Act (Alberta). On August 28, 2007 the shareholders of a related company which was then named SMART Technologies Inc. (“STI”), transferred 100% of the issued shares of STI to the Company. Prior to August 28, 2007 the principal operating company was STI. On August 28, 2007, SMART Technologies ULC was formed with the amalgamation of STI and a numbered company. On February 26, 2010 the Company changed its name to SMART Technologies Inc.

Through its wholly owned subsidiary, SMART Technologies ULC (“ULC”), and its subsidiaries, the Company designs, develops and sells interactive technology products and integrated solutions that enhance learning and enable people to collaborate with each other in innovative and effective ways. The Company is the global leader in the interactive display category, which is the core of its collaboration solutions. It generates revenue from the sale of interactive technology products and integrated solutions, including hardware, software and services.

1.	Basis of presentation and significant accounting policies

The consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”), applied on a basis consistent for all periods. All normal recurring adjustments considered necessary for fair presentation have been included in the financial statements. The significant accounting policies used in these GAAP consolidated financial statements are as follows.

(a)	Principles of consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany balances and transactions have been appropriately eliminated on consolidation.

(b)	Use of estimates

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of provisions for various litigation claims, deferred revenue, allowance for doubtful receivables, inventory valuation, warranty provisions, sales incentive provisions, restructuring provisions, fair value of assets acquired and liabilities assumed in business combinations, deferred income taxes, valuation of derivative financial instruments and impairment assessments of property and equipment, intangible assets and goodwill. Actual results could differ from these estimates.

(c)	Foreign currency translation

The Company’s Canadian operations and its foreign subsidiaries, which solely provide marketing support, use the Canadian dollar (“CDN”) as their functional currency. For these entities, monetary assets and liabilities denominated in foreign currencies are translated using exchange rates in effect at the balance sheet date and non-monetary assets and liabilities denominated in foreign currencies are translated at historic rates. Gains and losses on re-measurement are recorded in the Company’s consolidated statements of operations as part of foreign exchange loss (gain). The Company’s United States (“U.S.”) and New Zealand operating subsidiaries have the U.S. dollar as their functional currency and its Japanese

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

operating subsidiary has the Japanese Yen as its functional currency. The financial statements of these subsidiaries are translated into Canadian dollars using the current rate method of translation whereby assets and liabilities are translated using exchange rates in effect at the balance sheet date and revenues and expenses are translated using average rates for the period. Exchange gains or losses from the translation of these foreign subsidiaries financial results are credited or charged to foreign currency translation included in other comprehensive income (loss) for the period and accumulated other comprehensive (loss) income as part of shareholders’ deficit.

The Company uses the U.S. dollar as its reporting currency. The Canadian functional currency consolidated financial statements are translated into the U.S. dollar reporting currency using the current rate method of translation. Exchange gains or losses are included as part of other comprehensive income (loss) for the period and accumulated other comprehensive (loss) income as part of shareholders’ deficit.

(d)	Cash and cash equivalents

Cash equivalents consist primarily of short-term investments with an original maturity of three months or less and are carried on the consolidated balance sheet at cost which approximates fair value.

(e)	Trade receivables

Trade receivables reflect invoiced and accrued revenue and are presented net of an allowance for doubtful receivables.

The Company evaluates the collectability of its trade receivables based on a combination of factors on a periodic basis. The Company considers historical experience, the age of the trade receivable balances, credit quality of the Company’s distributors and dealers, current economic conditions, and other factors that may affect the distributors’ and dealers’ ability to pay.

(f)	Inventory

Raw materials and finished goods inventory is stated at the lower of cost, computed using the first-in, first-out method, or market. If the cost of the inventory exceeds its market value, provisions are made for the difference between the cost and the market value. Prior to the Company’s transition of product assembly to contract manufacturers during the year ended March 31, 2012, the cost included the cost of materials, direct labor and the applicable share of production overhead. Direct labor and related production overhead from contract manufacturers is now incorporated in the cost of finished goods inventory.

(g)	Property and equipment

Property and equipment are recorded at cost and depreciated and amortized to their net residual value over their estimated useful lives using the straight-line method. Depreciation and amortization is calculated using the following rates.

Building	25 years
Information systems, hardware and software	2 - 4 years
Assembly equipment, furniture, fixtures and other	2 - 4 years

Depreciation charges related to equipment used in assembly operations held at the Company’s contract manufacturers are included in cost of sales.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. In reviewing for impairment, the carrying value of such assets is compared to the estimated undiscounted future cash flows expected from the use of the assets and their eventual disposition. Any impairment charge is recognized to reduce the carrying value of the assets to its estimated fair value in the period in which it is identified.

(h)	Intangible assets

Intangible assets are stated at cost less accumulated amortization and are comprised of acquired technology, customer relationships and other intellectual property.

Intangible assets are amortized as follows.

Acquired technology	5 - 10 years
Customer relationships	5 years
Other intellectual property	5 - 10 years

Intangibles with determinable lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. When there is a change in the estimated useful life of a finite-lived intangible asset, amortization is adjusted prospectively. Intangible assets with finite lives are tested for impairment if events or conditions have occurred that indicate that their carrying value may not be recoverable. Any impairment charge is recognized to reduce the carrying value of the intangible asset to its estimated fair value in the period in which such determination is made.

(i)	Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is not amortized, but is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The Company consists of a single reporting unit. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared with its fair value. If the carrying amount is greater than zero and its fair value exceeds its carrying amount, goodwill is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount exceeds its fair value, in which case the implied fair value of the goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. If the carrying amount is zero or negative, the second step of the impairment test is performed when it is more likely than not that a goodwill impairment exists.

In the second step, the implied fair value of goodwill is determined in a similar manner as the value of goodwill is determined in a business combination, using the fair value as if it was the purchase price. The implied fair value of goodwill is calculated by measuring the excess of the estimated fair value of the Company over the aggregated estimated fair values of identifiable assets and liabilities. The conduct of the second step involves significant judgment on the selection of assumptions necessary to arrive at an implied fair value of goodwill. These assumptions include, but are not limited to, development of multi-year business cash flow forecasts, the selection of discount rates and the identification and valuation of unrecorded assets. When the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

(j)	Business combinations

The Company accounts for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the fair value of consideration transferred over the estimated fair values is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of goodwill recorded. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. The results of operations of acquired businesses are included in the consolidated financial statements from the acquisition date.

(k)	Deferred financing fees

Deferred financing fees represent the direct costs of entering into the Company’s long-term debt and credit facilities. For non-revolving credit facilities, costs are amortized as interest expense using the effective interest method. For revolving credit facilities, costs are amortized as interest expense using the straight-line method. The deferred financing fees are amortized over the term of the debt or credit facilities.

(l)	Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, shipping occurs or services are rendered, the sales price is fixed or determinable and collection is reasonably assured. Revenue consists primarily of consideration from the bundled sale of hardware, software that is essential to the functionality of the hardware and technical support.

Revenue from the bundled sale of hardware, software and technical support is recognized in accordance with general revenue recognition accounting guidance and revenue from separate sales of software products and technical support is recognized in accordance with industry specific software revenue recognition accounting guidance. Amounts invoiced and cash received in advance of meeting these revenue recognition criteria are recognized as deferred revenue.

The Company offers certain incentives to customers based on purchase levels. These incentives are recorded as a reduction of related revenues when this revenue is recognized. Revenue is recorded net of taxes collected from customers that are remitted to government authorities with the collected taxes recorded as current liabilities until remitted to the relevant government authority. The Company’s arrangements do not include any provisions for refunds.

Revenue recognition for arrangements with multiple deliverables

For multi-element arrangements that include tangible products containing software essential to the product’s functionality and undelivered elements relating to the tangible product and its essential software, the Company allocates revenue to the multiple deliverables based on their relative selling prices. To determine the relative selling price the following hierarchy is used.

(i)	vendor-specific objective evidence of fair value (“VSOE”);

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

(ii) third-party evidence (“TPE”); and

(iii) estimate of the selling price (“ESP”).

VSOE is established as the price charged for a deliverable when the same deliverable is sold separately by the Company. TPE of selling price is established by evaluating largely similar and interchangeable competitor products or services in stand-alone sales to similarly situated customers. The ESP is established considering internal factors such as internal costs, margin objectives, pricing practices and controls, customer and market conditions such as competitor pricing strategies for similar products, and industry data.

Substantially all the Company’s revenue is made up of the sales of interactive displays and accessories. The interactive displays consist of hardware products and software essential to the functionality of the hardware product that is delivered at the time of sale, and technical support for the life of the product, which includes future unspecified software upgrades and features relating to the product’s essential software to be received, on a when-and-if-available basis. The Company has allocated revenue between these deliverables using the relative selling price method.

The Company assesses incentives and discounts provided to customers in determining the relative selling prices of the deliverables in its arrangements to determine the most appropriate method of allocating such incentives and discounts to such deliverables. In general, the Company has concluded that allocating such incentives and discounts ratably to the deliverables based on the proportion of arrangement consideration allocated to each is appropriate based upon the way the Company currently sells its product.

The Company is unable to determine VSOE for its deliverables as they are not sold on a separate, stand-alone basis. The Company’s go-to-market strategy is the same or similar to that of its peers for these deliverables, in that product offerings are made in multiple deliverable bundles, such that the TPE of selling price of stand-alone deliverables cannot be obtained. Consequently, the Company is unable to establish selling price using VSOE or TPE and therefore uses ESP in its allocation of revenue.

Amounts allocated to the delivered hardware and the related essential software is recognized at the time of sale provided all the conditions for revenue recognition have been met. Amounts allocated to the technical support services and unspecified software upgrades are deferred and recognized using the straight-line method over the estimated life of the related hardware of seven years. All product cost of sales, including estimated warranty costs, are recognized at the time of sale. Costs for research and development, sales and marketing are expensed as incurred.

Revenue recognition for software

The Company also sells software, technical support and unspecified software upgrade rights altogether separate from hardware. For software arrangements involving multiple elements, revenue is allocated to each element based on the relative fair value only if VSOE evidence of fair values, which is based on prices charged when the element is sold separately, is available. The Company does not have VSOE for the undelivered elements in its software sales and, accordingly, the entire arrangement consideration is deferred and amortized over three years, the estimated period that such items are delivered or that services are provided.

(m)	Comprehensive income (loss)

Comprehensive income (loss) is comprised of net income and other comprehensive income (loss) (“OCI”).

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

OCI refers to revenues, expenses, gains and losses that under GAAP are recorded as an element of comprehensive income but are excluded from net income. OCI consists of foreign currency translation adjustments for the period which arise from the conversion of the Canadian dollar functional currency consolidated financial statements to the U.S. dollar reporting currency consolidated financial statements. OCI also includes foreign currency translation adjustments from those foreign subsidiaries that have a local currency as their functional currency and arising on translation of the Company’s consolidated financial statement into their reporting currency.

(n)	Financial instruments

Derivative financial instruments are used by the Company to manage its exposure to interest and foreign exchange rate fluctuations. To manage interest rate exposure, the Company enters into interest rate swap contracts and to manage foreign exchange exposure, the Company enters into forward and foreign exchange collar contracts. The Company does not use derivative financial instruments for speculative purposes.

Financial Accounting Standards Board (“FASB”) ASC 815—Accounting for Derivative Instruments requires all derivative financial instruments to be recognized at fair value on the consolidated balance sheet and outlines the criteria to be met in order to designate a derivative instrument as a hedge and the methods for evaluating hedge effectiveness. The fair value is calculated based on quoted market prices.

Derivative contracts that do not qualify as hedges under ASC 815, or where hedge accounting is not applied, are recorded at fair value in the consolidated balance sheet unless exempted from derivative treatment as meeting normal purchase and sale criteria. Any changes in the fair value of these derivative contracts are recorded in net income when those changes occur. The Company does not currently apply hedge accounting as defined by ASC 815 to any of its financial instruments.

(o)	Income taxes

In accordance with FASB ASC 740—Accounting for Income Taxes, the Company uses the liability method of accounting for income taxes. Under the liability method, current income taxes are recognized for the estimated income taxes payable for the current year and deferred income taxes are recognized for temporary differences between the tax and accounting bases of assets and liabilities and the benefit of losses and other deductions carried forward for tax purposes that are likely to be realized. A valuation allowance is recorded against net deferred income tax assets if it is more likely than not that the asset will not be realized. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are scheduled to be recovered or settled. The effect on the deferred income tax assets and liabilities from a change in tax rates is recognized in net income in the period that the change is enacted.

The Company follows ASC 740 in assessing its uncertain tax positions and provisions for income taxes which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements, prescribes a recognition threshold of more likely than not to be sustained upon examination and provides guidance on derecognition measurement classification, interest and penalties, accounting in interim periods, disclosure and transitions.

(p)	Investment tax credits

The Company uses the flow-through method to account for investment tax credits (“ITCs”), earned on eligible Scientific Research and Experimental Development (“SR&ED”) expenditures. Under this method, the ITCs are recognized as a reduction to income tax expense (recovery).

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

ITCs are subject to technical and financial review by Canadian tax authorities on a project-by-project basis and therefore amounts received may vary significantly from the amounts recorded. Any such differences are recorded as an adjustment to the recognized amount in the year the SR&ED review is completed and the results are made known to the Company.

(q)	Research and product development costs

Research costs are expensed as incurred. Development costs for products and licensed software to be sold, leased or otherwise marketed are subject to capitalization beginning when a product’s technological feasibility has been established and ending when a product is available for general release to customers. In most instances, the Company’s products are released soon after technological feasibility has been established. Costs incurred subsequent to achievement of technological feasibility are usually not significant, and therefore most product development costs are expensed as incurred.

(r)	Earnings per share

Per share amounts are based on the weighted-average number of common shares outstanding during the period. Diluted earnings per share are calculated using the treasury stock method.

(s)	Warranty provision

The Company provides for the estimated costs of product warranties at the time revenue is recognized. Interactive displays and other hardware products are generally covered by a time-limited warranty for varying periods of time. The Company’s warranty obligation is affected by product failure rates, warranty periods, freight, material usage and other related repair or replacement costs. The Company assesses the adequacy of its warranty liability and adjusts the amount as necessary based on actual experience and changes in future estimated costs.

(t)	Stock-based compensation

Stock-based compensation expense for stock options is estimated at the grant date based on each option’s fair value as calculated by the Black-Scholes-Merton (“BSM”) option-pricing model. The Company generally recognizes stock-based compensation expense ratably using the straight-line method over the requisite service period with an offset to additional paid-in capital. The BSM model requires various judgmental assumptions including volatility and expected option life. In addition, judgment is also applied in estimating the amount of stock-based awards that are expected to be forfeited, and if actual results differ significantly from these estimates, stock-based compensation expense and the Company’s results of operations would be impacted. Any consideration paid by employees on exercise of stock options plus any recorded stock-based compensation within additional paid-in capital related to that stock option is credited to share capital.

The Company classifies Restricted share units (“RSUs”), Performance share units (“PSUs”) and Deferred share units (“DSUs”) as equity instruments as the Company has the ability to settle the awards in common shares. The compensation expense is calculated based on the fair value of each instrument as determined by the closing value of the Company’s common shares on the business day of the grant date. The Company recognizes compensation expense ratably over the vesting period of the RSUs and PSUs. For DSUs, compensation expense is recorded at the date of grant.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

(u)	Participant equity loan plan

The Company has a Participant Equity Loan Plan (the “Plan”), under which the Company loaned funds to certain employees for the purpose of allowing these employees the opportunity to purchase common shares of the Company at fair value. Common shares issued under the Plan are subject to voting and transferability restrictions that lapse based on certain events.

Shares purchased under the Plan are reported as share capital at their fair value on the date of issue. The outstanding related employee loans and accrued interest are reported as a deduction from share capital. When there is an amendment in the terms of the Plan, the difference between the fair value at the date of the amendment and the fair value at the original date of purchase is recognized as stock-based compensation ratably on a graded basis over the period that restrictions on the shares lapse.

(v)	Restructuring costs

Employee termination benefits associated with an exit or disposal activity are accrued when the liability is both probable and reasonably estimable provided that the Company has a history of providing similar severance benefits that meet the criteria of an on-going benefit arrangement. If no such history exists, the costs are expensed when the termination benefits are paid. Contract termination costs are recognized and measured at fair value when the Company ceases using the rights under the contract. Other associated costs are recognized and measured at fair value when they are incurred.

(w)	Recent accounting policies adopted

In December 2010, the FASB issued authoritative guidance to modify the first step of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, the second step of the goodwill impairment test is required to be performed if it is more likely than not that a goodwill impairment exists. This new authoritative guidance became effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. The Company adopted the guidance in the first quarter of fiscal 2012 and applied these principles to its goodwill impairment assessment in fiscal 2012.

In January 2010, the FASB issued revised guidance intended to improve disclosures related to fair value measurements. This guidance requires new disclosures as well as clarifies certain existing disclosure requirements. New disclosures under this guidance require separate information about significant transfers in and out of Level 1 and Level 2 and the reason for such transfers, and also require purchases, sales, issuances, and settlements information for Level 3 measurement to be included in the roll-forward activity on a gross basis. The guidance also clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and the requirement to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. This accounting guidance became effective for the Company beginning in the first quarter of fiscal 2011, except for the roll-forward of activity on a gross basis for Level 3 fair value measurement, which was effective for the Company in the first quarter of fiscal 2012. The adoption of the remaining guidance in the first quarter of fiscal 2012 did not have a material impact on the Company’s disclosures.

In May 2011, the FASB, as a result of work performed with the International Accounting Standards Board (“IASB”), issued authoritative guidance to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”). The guidance is expected to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

with U.S. GAAP and IFRS. The guidance presents certain amendments to clarify existing fair value measurements and disclosure requirements such as clarifying the application of the highest and best use and valuation premise concepts, measuring the fair value of an instrument classified in a reporting entity’s shareholders’ equity and clarifying that a reporting entity should disclose quantitative information about the unobservable inputs used in a fair value measurement that is categorized within Level 3 of the fair value hierarchy. Furthermore, the guidance amends previous literature by requiring additional disclosures about fair value measurements, specifically requesting additional information about the valuation processes used for fair value measurements categorized within Level 3 of the fair value hierarchy as well as presenting sensitivity of the fair value measurements to changes in unobservable inputs in Level 3 valuations. The guidance also amends previous literature around measuring the fair value of financial instruments that are managed within a portfolio as well as the application of premiums and discounts in a fair value measurement. The new authoritative guidance became effective for interim and annual periods beginning after December 15, 2011. The adoption of the guidance in the fourth quarter of fiscal 2012 did not have a material impact on the Company’s results of operations, financial condition or disclosures.

(x)	Recently issued pronouncements

In June 2011, the FASB issued authoritative guidance to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of other comprehensive income in financial statements. The guidance presents amendments requiring total comprehensive income, the components of net income, and the components of other comprehensive income to be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statements. In December 2011, the FASB issued authoritative guidance to defer the new requirement to present components of reclassifications of other comprehensive income on the face of the income statement. The new authoritative guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011, and should be applied retrospectively. The Company will adopt the guidance in the first quarter of fiscal 2013 and does not expect the adoption to have a material impact on the Company’s results of operations or financial condition.

In September 2011, the FASB issued authoritative guidance to simplify how entities test goodwill for impairment. The amendment will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity will no longer be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The new authoritative guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. The Company will adopt the guidance in the first quarter of fiscal 2013 and does not expect the adoption to have a material impact on the Company’s results of operations, financial condition or disclosures.

2.	2010 Acquisition

On April 21, 2010, the Company acquired 100% of the issued and outstanding shares of Next Holdings Limited (“NextWindow”), a privately held New Zealand company, for $82,000 in cash.

The acquisition was accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed were measured at their fair values as of the date of acquisition. The excess of the acquisition price over such fair value was recorded as goodwill on acquisition. Fair values were determined based on information available at the date of acquisition. The

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

Company has included the operating results of NextWindow in the consolidated financial statements from the date of acquisition. Revenue and net loss from NextWindow reported in the Company’s results for the year ended March 31, 2011 amounted to $24,674 and $17,122, respectively. The net loss for the year ended March 31, 2011 included amortization of intangible assets of $8,903 resulting from the acquisition.

The following table summarizes the allocation of the total consideration to the assets acquired and liabilities assumed based on fair values.

Assets purchased
Current assets	$12,513
Property and equipment	2,177
Intangible assets (note 9)	50,061
Goodwill	34,173

$98,924

Liabilities assumed
Current liabilities	$9,868
Deferred income tax liability	15,030

$24,898

Net non-cash assets acquired	$74,026
Cash acquired	7,974

Consideration paid—cash	$82,000

The goodwill associated with the acquisition was primarily attributable to broader exposure to international markets, enhancing the Company’s work force with skilled researchers and engineers, and expected incremental revenue from new technologies and customers generated from the existing base of intangible assets.

The Company expensed $1,143 of acquisition-related costs included in selling, marketing and administration in the year ended March 31, 2011.

The weighted-average amortization period of the total intangible assets related to the business acquisition is approximately 5.6 years at the date of acquisition.

Pro forma results of operations have not been presented because the effects of NextWindow’s operations are not considered material to the Company’s consolidated results.

3.	2010 Reorganization and Initial Public Offering

On May 13, 2010, the Company’s board of directors approved a reorganization (the “2010 Reorganization”) of the capital of the Company. Through a series of transactions, the 2010 Reorganization resulted in the repayment of $8,016 on the shareholder note payable and the effective conversion of the remaining shareholder note payable of CDN$253,972 plus accrued interest of CDN$75,074 into Class A Preferred Shares and Class B Shares and the conversion of cumulative preferred shares of CDN$84,883 plus accrued dividends of CDN$19,748 into Class A Preferred Shares. At the completion of the 2010 Reorganization, the Company’s share capital consisted of 433,676,686 Class A Preferred Shares, 170,089,800 Class B Shares and 10,957,191 Class A Subordinate Voting Shares. As part of the 2010 Reorganization, the Company amalgamated with a successor corporation to School 3 ULC, a corporation that, prior to giving effect to the 2010 Reorganization, held all of the outstanding non-voting common shares. This series of transactions was completed on June 8, 2010. On June 24, 2010, the Company effected a one-for-two reverse stock split for both the Class A Subordinate Voting Shares and the Class B Shares.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

In July 2010, in connection with the Company’s initial public offering (“IPO”) transaction, all the issued and outstanding Class A Preferred Shares were converted into Class B or Class A Subordinate Voting Shares and the Class A Preferred Shares were removed from the authorized share capital of the Company and the Company issued Class A Subordinate Voting Shares from Treasury. After giving effect to the IPO, the Company had 44,308,596 Class A Subordinate Voting Shares and 79,464,195 Class B Shares outstanding.

Using the proceeds of the IPO, the Company repaid $40,000 of the unsecured term loan and $19,244 of the term construction facility in July 2010. In September 2010, the remaining balances of the unsecured term loan, the term construction facility and the construction loan of $42,389, $29,836 and $1,438, respectively, were repaid in full.

4.	Restructuring costs

In August 2011, the Company announced the transfer of the remainder of its interactive display assembly operations from its leased facility in Ottawa, Canada to existing contract manufacturers. This decision reflected the Company’s ongoing strategy to reduce costs in all areas of its operations and the transition was completed by March 31, 2012.

The change in the Company’s accrued restructuring obligation for the year ended March 31, 2012 is summarized in the following table.

	Year ended March 31, 2012
	Employee Termination Benefits	Lease Obligation Costs	Other Restructuring Costs	Total
Accrued restructuring obligation at beginning of year	$—	$—	$—	$—
Restructuring costs incurred	3,745	8,059	1,455	13,259
Restructuring costs paid	(3,745)	(600)	(1,455)	(5,800)
Accretion expense	—	116	—	116
Currency translation adjustment	—	213	—	213

Accrued restructuring obligation at end of year	$—	$7,788	$—	$7,788

Employee termination benefits include termination costs related to a reduction in workforce and the associated costs of outplacement services. This workforce reduction was completed in phases with all payments for employee termination benefits made by March 31, 2012.

In December 2011, the Company ceased using the assembly and warehouse space at the Ottawa facility. As a result, the Company recorded lease obligation costs of $8,059 in the third quarter of fiscal 2012 based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term ending April 2017. The accrued lease obligation is reviewed quarterly and adjusted as required to ensure that it reflects the remaining obligation based on future lease expenditures and estimated future sublease rentals over the balance of the obligation period.

Other restructuring costs incurred by the Company in the year ended March 31, 2012 included other labor and freight costs related to the closing of the Ottawa facility and transition to contract manufacturers.

During the year ended March 31, 2012, the Company recorded $1,247 in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities. These costs were recorded in cost of sales in the consolidated statements of operations and are therefore not included in the preceding table.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

At March 31, 2012, the current portion of the accrued restructuring obligation of $2,280 was included in accrued and other current liabilities with the remaining long-term portion of $5,508 included in other long-term liabilities.

5.	Accumulated other comprehensive (loss) income and comprehensive income (loss)

	Year ended March 31,
Accumulated other comprehensive (loss) income	2012	2011	2010
Balance at beginning of year	$(11,894)	$(24,364)	$130,677
Unrealized (losses) gains on translation of consolidated financial statements to U.S. dollar reporting currency	(303)	14,696	(152,577)
Unrealized gains (losses) on translation of foreign subsidiaries to Canadian dollar functional currency, net of income tax	1,415	(2,226)	(2,464)

Other comprehensive income (loss)	1,112	12,470	(155,041)

Balance at end of year	$(10,782)	$(11,894)	$(24,364)

	Year ended March 31,
Comprehensive income (loss)	2012	2011	2010
Net income	$31,780	$69,355	$142,032
Foreign currency translation	1,112	12,470	(155,041)

Comprehensive income (loss)	$32,892	$81,825	$(13,009)

The amount of income tax recovery included in other comprehensive income (loss) amounted to $981 for the year ended March 31, 2012 and zero for the years ended March 31, 2011 and 2010.

6.	Trade receivables

	March 31, 2012	March 31, 2011
Trade receivables	$97,390	$108,607
Allowance for doubtful receivables	(3,104)	(3,603)

	$94,286	$105,004

The following table summarizes the activity in the allowance for doubtful receivables.

	Year ended March 31,
	2012	2011	2010
Balance at beginning of year	$3,603	$3,868	$878
Charge to bad debts expense	1,579	17	2,954
Reduction to provision	(2,000)	(635)	(260)
Currency translation adjustment	(78)	353	296

Balance at end of year	$3,104	$3,603	$3,868

7.	Inventory

	March 31, 2012	March 31, 2011
Finished goods	$106,614	$65,018
Raw materials	5,704	19,939
Provision for obsolescence	(1,508)	(3,141)

	$110,810	$81,816

The provision for obsolescence is related to finished goods and raw materials inventory.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

8.	Property and equipment

	March 31, 2012	March 31, 2011
Cost
Building	$73,626	$75,745
Information systems, hardware and software	62,519	49,020
Assembly equipment, furniture, fixtures and other	44,398	43,497
Assets under construction	8,253	11,837

	$188,796	$180,099

Accumulated depreciation and amortization
Building	$9,406	$6,638
Information systems, hardware and software	39,414	27,090
Assembly equipment, furniture, fixtures and other	30,409	29,198

	$79,229	$62,926

Net book value
Building	$64,220	$69,107
Information systems, hardware and software	23,105	21,930
Assembly equipment, furniture, fixtures and other	13,989	14,299
Assets under construction	8,253	11,837

	$109,567	$117,173

Depreciation and amortization expense incurred is as follows.

	Year ended March 31,
	2012	2011	2010
Building	$2,968	$3,159	$2,630
Information systems, hardware and software	13,690	14,780	9,715
Assembly equipment, furniture, fixtures and other	8,370	8,975	5,611

	$25,028	$26,914	$17,956

The cost of the building includes $548 of capitalized interest. Included in accrued and other current liabilities is an accrual for capital expenditures of $1,975 at March 31, 2012 ($4,368 at March 31, 2011).

The amount of depreciation expense included in cost of sales amounted to $3,769, $4,118 and $2,026 for the years ended March 31, 2012, 2011 and 2010, respectively.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

9.	Intangible assets

	March 31, 2012	March 31, 2011
Cost
Acquired technology	$29,600	$29,600
Customer relationships	17,500	17,500
Other intellectual property	3,814	4,047

	$50,914	$51,147
Accumulated amortization
Acquired technology	$10,396	$5,039
Customer relationships	6,796	3,296
Other intellectual property	1,383	672

	$18,575	$9,007
Net book value
Acquired technology	$19,204	$24,561
Customer relationships	10,704	14,204
Other intellectual property	2,431	3,375

	$32,339	$42,140

Amortization expense of finite-lived intangibles for the years ended March 31, 2012, 2011 and 2010 was $9,573, $8,986 and $21, respectively.

Based on the carrying value of the identified intangible assets as at March 31, 2012 and assuming no subsequent impairment of the underlying assets, the annual amortization expense for the next five years is expected to be as follows.

	Fiscal year ending March 31,
	2013	2014	2015	2016	2017
Amortization expense	$9,570	$9,570	$9,570	$1,208	$690

10.	Long-term debt and credit facilities

	March 31, 2012	March 31, 2011
First lien facility	$291,275	$294,325
Second lien facility	—	45,000

	291,275	339,325
Current portion of long-term debt	(3,050)	(3,050)

	$288,225	$336,275

All debt and credit facilities are U.S. dollar facilities.

(a)	First lien facility

In August 2007, the Company entered into a $305,000 term loan maturing August 28, 2014 with a $45,000 revolving credit facility maturing August 28, 2013 (the “First lien facility”). The full amount of the term loan was drawn upon closing. As part of the Company’s IPO transaction which closed on July 20, 2010, the Company put into place an additional $55,000 revolving credit facility under the First lien facility maturing August 28, 2013, which increased the total revolving credit capacity to $100,000, all of which remains undrawn as of March 31, 2012. The First lien facility is secured by a first priority interest over all assets of the Company and certain subsidiaries.

The Company may repay all or a portion of the First lien facility at any time without incurring early repayment premiums. The term-loan portion of the First lien facility requires mandatory

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

annual repayments totaling $3,050. In addition, beginning with the year ended March 31, 2009, the Company is required to repay amounts under the facility ranging between zero and 50% of annual excess cash flow, contingent upon the Company’s leverage ratio at the time. As of March 31, 2012, the leverage ratio was below the level required to trigger a repayment.

Borrowings under the term loan bear interest at floating rates, based on LIBOR, the U.S. federal funds rate or the Canadian base rate of the administrative agent. Borrowings under the revolving credit facility bear interest at floating rates based on the banker’s acceptance rate, LIBOR, the U.S. federal funds rate, the Canadian base rate of the administrative agent or the Canadian prime rate. The Company has discretion with respect to the basis upon which interest rates are set. The interest rate on borrowings under the First lien facility term loan was 2.99% at March 31, 2012 and 3.10% at March 31, 2011. The interest rates on the undrawn credit facilities of $45,000 and $55,000 at March 31, 2012 were 2.24% and 3.99%, respectively.

The Company had outstanding letters of credit totaling $973 at March 31, 2012 and $1,371 at March 31, 2011. These letters of credit have not been drawn; however, they reduce the amount available to the Company under the revolving portion of the First lien facility.

The Company was in compliance with all financial covenants with respect to the facility at March 31, 2012. The facility has two financial covenants: a total leverage ratio test and an interest coverage ratio test. Compliance is tested quarterly and the Company has been in compliance with all covenants during all reporting periods since the inception of the loan.

(b)	Second lien facility

In August 2007, the Company entered into an eight year, $100,000 term loan (the “Second lien facility”), which was fully drawn upon closing. In fiscal 2012, the remaining balance of $45,000 was repaid in full. No repayment premiums were charged.

(c)	Deferred financing fees

The Company incurred fees of $13,090 in closing the First lien facility and the Second lien facility which have been recorded as deferred financing fees. These fees are shown as an asset and amortized over the loans’ terms based on the effective interest rate method. The Company also incurred fees of $1,385 in closing the new revolving facility on July 20, 2010 under the First lien facility. These fees are shown as an asset and amortized over the term of the facility using the straight-line method. Repayments of the term loans also result in releases of these fees, which are then included in interest expense. The Company also incurred fees relating to the term construction facility which was repaid in the year ended March 31, 2011.

The Company recorded amortization of deferred financing fees of $2,991, $3,270 and $1,927 for the years ended March 31, 2012, 2011 and 2010, respectively.

11.	Share capital

(a)	Share capital

The Company’s authorized share capital consists of an unlimited number of Class A Subordinate Voting Shares, an unlimited number of Class B Shares and an unlimited number of Preferred Shares issuable in series.

Each holder of Class B Shares and each holder of Class A Subordinate Voting Shares is entitled to receive notice of and attend all meetings of the Company’s shareholders, except

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

meetings at which only holders of another particular class or series have the right to vote. At each such meeting, each Class B Share entitles its holder to 10 votes and each Class A Subordinate Voting Share entitles its holder to one vote, voting together as a single class, except as otherwise set forth in the Company’s articles of amalgamation or prescribed by applicable laws.

The change in the Company’s issued and outstanding share capital for the years ended March 31, 2012, 2011 and 2010 is summarized in the following tables.

Shares Outstanding	Voting Common Shares	Non-voting Common Shares	Voting Preferred Shares	Class A Preferred Shares	Class A Subordinate Voting Shares	Class B Shares	Total
March 31, 2009	42,606,653	127,489,844	127,483,148	—	—	—	297,579,645
Participant Equity Loan Plan	10,957,191	—	—	—	—	—	10,957,191

March 31, 2010	53,563,844	127,489,844	127,483,148	—	—	—	308,536,836
2010 Reorganization	(53,563,844)	(127,489,844)	(127,483,148)	433,676,686	5,478,596	85,044,901	215,663,347
Initial Public Offering			—	(433,676,686)	38,830,000	(5,580,706)	(400,427,392)

March 31, 2011	—	—	—	—	44,308,596	79,464,195	123,772,791
Repurchase of Common Shares				—	(2,327,486)	—	(2,327,486)

March 31, 2012	—	—	—	—	41,981,110	79,464,195	121,445,305

Stated Amount	Voting Common Shares	Non-voting Common Shares	Voting Preferred Shares	Class A Preferred Shares	Class A Subordinate Voting Shares	Class B Shares	Total
March 31, 2009	$40,139	$120,108	$—	$—	$—	$—	$160,247
Participant Equity Loan Plan	1,027	—	—	—	—	—	1,027

March 31, 2010	$41,166	$120,108	$—	$—	$—	$—	$161,274
Participant Equity Loan Plan	2,122	—	—	—	6,209	—	8,331
2010 Reorganization	(43,288)	(120,108)	—	413,616	3,156	160,242	413,618
Initial Public Offering	—	—	—	(413,616)	474,047	78,165	138,596

March 31, 2011	$—	$—	$—	$—	$483,412	$238,407	$721,819
Participant Equity Loan Plan	—	—	—	—	135	—	135
Repurchase of Common Shares	—	—	—	—	(25,555)	—	(25,555)

March 31, 2012	$—	$—	$—	$—	$457,992	$238,407	$696,399

The 2010 Reorganization completed on June 8, 2010 effectively resulted in the conversion of the Company’s Voting Common Shares, Voting Preferred Shares, cumulative preferred shares including accrued interest (note 3) and shareholder note payable (note 3) into 10,957,191 Class A Subordinate Voting Shares, 170,089,800 Class B Shares and 433,676,686 Class A Preferred Shares. The Company’s Non-voting Common Shares were cancelled as part of the 2010 Reorganization.

On June 24, 2010, the Company effected a one-for-two reverse split of the Class A Subordinate Voting Shares and the Class B Shares.

As part of the Company’s IPO on July 20, 2010, the 433,676,686 Class A Preferred Shares were converted to 5,898,744 Class B Shares and 18,550,550 Class A Subordinate Voting

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

Shares and then 11,479,450 Class B Shares were converted to 11,479,450 Class A Subordinate Voting Shares. New Class A Subordinate Voting Shares issued by the Company to the public pursuant to the IPO totaled 8,800,000 at an issue price of $17.00. Proceeds from the IPO were $138,596, net of underwriting commissions of $7,854 and other offering expenses of $7,429, net of tax of $4,279. Other offering expenses were also recorded as a reduction of IPO proceeds effective the date of the IPO. Concurrent with this transaction, 30,030,000 Class A Subordinate Voting Shares were sold to the public by existing shareholders at an issue price of $17.00.

(b)	Participant equity loan plan

In 2009, the Company implemented a Participant Equity Loan Plan (the “Plan”) under which the Company loaned funds to certain employees for the purpose of allowing them to purchase common shares of the Company at fair market value as determined by a third party valuation.

Shares granted under the Plan are reported as share capital in shareholders’ equity at their value on the date of issue. The outstanding related loans and accrued interest are reported as a reduction of share capital.

Share capital increased by $135 (2011 – $8,331) in the year ended March 31, 2012 as a result of Plan activity. This includes loan principal and interest repayments totaling $612 (2011 – $8,497), interest accrued during the year of $105 (2011 – $204) and foreign exchange adjustments of $73 (2011 – $131). Also, during the year ended March 31, 2012, 160,800 (2011 – 57,500) shares of employees who left the Company were repurchased by a subsidiary company resulting in a net reduction in share capital of $445 (2011 – $159) and related loans and accrued interest were repaid. Total loans and accrued interest amounted to $2,043 at March 31, 2012 ($2,624 at March 31, 2011).

Shares issued under the Plan were initially subject to restrictions that lapse as follows: 40% of the Plan shares were subject to restrictions that lapse based on passage of time and 60% were subject to restrictions that lapse based on performance of the Company. The restrictions on performance-based shares lapsed upon a liquidity event that provided a return on invested capital earned by the principal shareholders of the Company above certain valuation thresholds. At the time of the IPO, 789,176 time-vesting shares were unrestricted and as a result of the Company’s IPO, 1,951,594 performance-based shares became unrestricted, causing employee loans of $6,537 to become immediately repayable.

In August 2010, the Plan was amended such that the 40% of shares with performance-based restrictions that did not become unrestricted as part of the IPO transaction, representing 24% of the total shares under the Plan, would become unrestricted in two equal installments on each of the next two anniversary dates of the IPO. As a result of this amendment, the difference between the fair value of the affected shares at the date of the amendment and the fair value at the initial issuance of the shares is being recognized as stock-based compensation ratably on a graded basis over the period the restrictions lapse. The expense is included in selling, marketing and administration expense and research and development expense, with an offsetting credit to additional paid-in capital and is adjusted to reflect expected forfeitures based on Company historical data. Changes in the forfeiture rate will result in changes in the amount of compensation cost recognized over the amortization period. The total value expensed in the year ended March 31, 2012 was $5,243 ($7,567 in the year ended March 31, 2011). The remaining amount to be expensed over the next four months is expected to be $947.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

(c)	Share repurchase plan

On August 19, 2011, the Company’s Board of Directors approved a share repurchase plan and normal course issuer bid to purchase for cancellation up to 4,000,000, or approximately 9%, of the Company’s 44,308,596 Class A Subordinate Voting Shares outstanding at that time. The shares may be purchased in the open market at prevailing market prices over a 12-month period commencing August 25, 2011 and ending August 24, 2012. In the year ended March 31, 2012, the Company repurchased for cancellation 2,327,486 Class A Subordinate Voting Shares at an average price of $4.19 per share for a total purchase price of $9,755, resulting in a reduction to stated capital of $25,555 and a corresponding credit to additional paid-in capital of $15,800.

12.	Stock-based compensation

The 2010 Equity Incentive Plan (“2010 Plan”) provides for the grant of options, restricted share units and deferred share units to the directors, officers, employees, consultants and service providers of the Company and its subsidiaries. Under the 2010 Plan, the Company has reserved for issuance Class A Subordinate Voting Shares representing up to 10% of the total outstanding Class A Subordinate Voting Shares and Class B Shares. At March 31, 2012 there were 7,917,998 stock-based awards available for future grant. Total stock-based compensation expense including the total value expensed as part of the Participant Equity Loan Plan (note 11) was $8,392, $8,672 and zero for the years ended March 31, 2012, 2011 and 2010, respectively.

(a)	Stock options

A summary of the status of the Company’s stock options at March 31, 2012, 2011 and 2010 and changes during the year ended on those dates is as follows.

	Options Outstanding
	Number of options	Weighted- average exercise price per option	Average remaining contractual life in years	Aggregate intrinsic value
Balance at March 31, 2009 and 2010	—	$—	—	$—
Granted	1,444,500	16.22	—
Exercised	—	—	—
Forfeited	(28,500)	15.61	—

Balance at March 31, 2011	1,416,000	$16.24	4.37	$152
Granted	2,172,828	5.54	—
Exercised	—	—	—
Forfeited	(588,171)	13.06	—

Balance at March 31, 2012	3,000,657	$9.11	3.97	$—

Exercisable at March 31, 2012	16,618	$17.00	—

The aggregate intrinsic value in the table above represents the total intrinsic value (the aggregate difference between the closing stock price of the Company’s Class A Subordinate Voting Shares on March 31, 2012, 2011 and 2010 and the exercise price of in-the-money options) that would have been received by the option holders if all in-the-money options had been exercised on that date.

The options granted in the year ended March 31, 2012 will vest over four years.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

Stock-based compensation expense related to options included in selling, marketing and administration expense and research and development expense for the year ended March 31, 2012 was $1,792 ($1,105 for the year ended March 31, 2011). As at March 31, 2012, the total compensation cost not yet recognized related to stock options was $6,057. This amount is expected to be recognized over the next 47 months on a weighted-average basis.

The weighted-average fair value of the stock options granted was calculated using the BSM option-pricing model with the following assumptions.

	Year ended March 31, 2012	Year ended March 31, 2011
Fair value of stock options granted during the year	$2.00	$5.59
Assumptions
Risk-free interest rate	0.60% - 1.43%	0.96% - 1.49%
Volatility	45.00%	45.00%
Expected life in years	4.0	4.0
Expected dividend yield	0.00%	0.00%

The amounts computed according to the model may not be indicative of the actual values realized upon the exercise of the options by the holders.

The assumed risk-free interest rate is based on the yield of a U.S. government zero coupon Treasury bill issued at the date of grant with a remaining life approximately equal to the expected term of the option. The assumed volatility used in the stock option valuation for options granted for the year ended March 31, 2012 is the Company’s estimate of the future volatility of the share price based on a review of the volatility of comparable public companies. The assumed expected life is the Company’s estimated expected exercise pattern of the options. The assumed dividend yield reflects the Company’s current intention to not pay cash dividends in the foreseeable future.

The Company estimates forfeitures at the time of grant based on the Company’s historical data and revises these estimates in subsequent periods if actual forfeitures differ from those estimates. The estimated annual future forfeiture rate is 10.0% at March 31, 2012.

(b)	Deferred share units

Deferred share units (“DSUs”) are issued to independent directors of the Company and are settled upon retirement or death. DSUs may be settled in cash or shares of the Company at the option of the Company. Compensation expense is recorded at the date of grant based on the quoted market price of the Company’s Class A Subordinate Voting Shares with an offset to additional paid-in capital.

During the year ended March 31, 2012, the Company issued 30,000 DSUs. Compensation expense relating to DSUs for the year ended March 31, 2012 included in selling, marketing and administration expense amounted to $175 (zero for the year ended March 31, 2011). No additional compensation expense is expected with respect to issued DSUs.

(c)	Restricted share units

Restricted share units (“RSUs”) are issued to executives of the Company and may be settled in cash or shares of the Company at the option of the Company.

During the year ended March 31, 2012, the Company issued 250,850 time-based RSUs which vest evenly over three years of which 19,900 were forfeited in the year ended March 31, 2012. Time-based RSUs are fair valued at the date of grant and compensation expense

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

is recognized on a graded basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to time-based RSUs for the year ended March 31, 2012 included in selling, marketing and administration expense and research and development expense amounted to $636 (zero for the year ended March 31, 2011).

During the year ended March 31, 2012, the Company also issued 404,250 performance-based RSUs to executives of the Company of which 40,125 were forfeited in the year ended March 31, 2012. These performance-based RSUs vest after three years upon meeting total shareholder return performance criteria measured against a group of peer companies. Performance-based RSUs are fair valued at the date of grant and compensation expense is recorded on a straight-line basis over the vesting period with an offset to additional paid-in capital. Compensation expense relating to performance-based RSUs for the year ended March 31, 2012 included in selling, marketing and administration expense and research and development expense amounted to $546 (zero for the year ended March 31, 2011).

As at March 31, 2012, estimated total compensation expense not yet recognized related to all RSUs was $2,285 which is expected to be recognized over the next 47 months.

13.	Income taxes

Income tax expense differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rates to income before income taxes.

The reasons for these differences are as follows.

	Year ended March 31,
	2012	2011	2010
Income (loss) before income taxes
Domestic	$43,834	$114,480	$157,548
Foreign	(5,138)	(9,813)	2,798

	$38,696	$104,667	$160,346
Combined tax rate	26.13%	27.89%	29.15%
Expected income tax expense	10,111	29,192	46,741
Adjustments
Non-deductible, non-taxable items	3,688	2,744	(12,511)
Variation in foreign tax rates	1,232	830	709
Deferred income tax rate differences	391	464	(1,741)
Change in valuation allowance	(1,119)	3,107	(11,263)
Investment tax credits – current year	(5,542)	(4,285)	(3,248)
Investment tax credits – prior years	(3,758)	—	—
Other	1,913	3,260	(373)

Income tax expense	$6,916	$35,312	$18,314

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	March 31, 2012	March 31, 2011
Deferred income tax assets
Inventory	$124	$350
Foreign non-capital losses	4,133	4,140
Derivative contracts	181	341
Deferred revenue	31,462	30,823
Restructuring obligation	1,965	—
Warranty accrual	4,448	2,979
Other	581	833
Valuation allowance	(4,536)	(5,655)

	38,358	33,811
Deferred income tax liabilities
Intangible assets	6,827	8,690
Property and equipment	335	49
Long-term debt	2,225	4,030
Investment tax credits	2,969	2,249
Long-term debt financing fees	966	1,010

	13,322	16,028

Net deferred income tax asset	$25,036	$17,783

Deferred income tax asset – current	$14,026	$12,200
Deferred income tax asset – long-term	19,897	17,177
Deferred income tax liability – long-term	(8,887)	(11,594)

	$25,036	$17,783

The Company had consolidated non-capital losses for income tax purposes of $13,702 at March 31, 2012 ($13,589 at March 31, 2011 and $9,486 at March 31, 2010), of which $1,133 will expire at various times through 2019 and $12,569 will carry forward indefinitely.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion of or all of the deferred tax assets will be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. To the extent that any portion of the deferred tax assets is not more likely than not to be realized, a valuation allowance has been provided.

The Company and its Canadian subsidiaries file federal and provincial income tax returns in Canada, its U.S. subsidiary files federal and state income tax returns in the U.S. and its other foreign subsidiaries file income tax returns in their respective foreign jurisdictions. The Company and its subsidiaries are generally no longer subject to income tax examinations by tax authorities for years before March 31, 2007. Tax authorities in Canada, Germany and the U.S. are conducting examinations of local tax returns for various taxation years. Notwithstanding management’s belief in the merit of the Company’s tax filing position, it is possible that the final outcome of any audits by taxation authorities may differ from estimates and assumptions used in determining the Company’s consolidated tax provision and accruals, which could result in a material effect on the consolidated income tax provision and the net income for the period in which such determinations are made.

Notwithstanding management’s belief in the merit of the Company’s tax filing positions, it is reasonably possible that the Company’s unrecognized tax benefits, if any, could significantly increase or decrease within the next twelve months, although this change is not likely to have a material impact on the Company’s effective tax rate. Future changes in management’s assessment of the sustainability of tax filing positions may impact the Company’s income tax liability.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

The Company recognizes interest related to income taxes in interest expense and penalties related to income taxes in selling, marketing and administration expense in the consolidated statement of operations. The amount of gross interest and penalties accrued was $52 at March 31, 2012 and zero at March 31, 2011. The Company recognized interest and penalty expense related to tax matters of $69, $86 and $173 for the years ended March 31, 2012, 2011 and 2010, respectively.

The Company does not recognize tax benefits associated with uncertain tax positions unless the position is more likely than not to be sustained upon examination.

14.	Product warranty

The Company estimates its warranty costs at the time of revenue recognition based on historical warranty claims experience and records the expense in cost of sales. The accrued warranty obligation is reviewed quarterly to establish that it reflects the remaining obligation based on the anticipated future expenditures over the balance of the obligation period. Adjustments are made when the actual warranty claim experience differs from the estimates. The accrued warranty obligation is included in accrued and other current liabilities.

The change in the Company’s accrued warranty obligation for the years ended March 31, 2012, 2011 and 2010 is summarized in the following table.

	Year ended March 31,
	2012	2011	2010
Accrued warranty obligation at beginning of year	$11,543	$10,840	$6,132
Actual warranty costs incurred	(13,498)	(14,041)	(10,845)
Warranty provision	19,820	13,494	13,842
Adjustments for changes in estimate	—	725	—
Currency translation adjustment	(351)	525	1,711

Accrued warranty obligation at end of year	$17,514	$11,543	$10,840

15.	Earnings per share amounts

	Year ended March 31,
	2012	2011	2010
Net income for basic and diluted earnings per share available to common shareholders	$31,780	$69,355	$142,032

Weighted-average number of shares outstanding – basic	122,726,275	130,775,288	176,322,584
Effect of dilutive securities – stock-based compensation	643,768	—	—

Weighted-average number of shares outstanding – diluted	123,370,043	130,775,288	176,322,584

Earnings per share
Basic	$0.26	$0.53	$0.81
Diluted	$0.26	$0.53	$0.81

The weighted-average number of shares outstanding for the year ended March 31, 2012 reflects Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from April 1, 2011 to March 31, 2012. Options to purchase 3,000,657 Class A Subordinate Voting Shares were outstanding at March 31, 2012. During the year ended March 31, 2012, 375,959 options had an exercise price lower than the weighted-average trading price of underlying Class

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

A Subordinate Voting Shares and are included in the calculation of diluted earnings per share. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the year ended March 31, 2012. Diluted earnings per share includes the dilutive impact of outstanding DSUs and RSUs for the year ended March 31, 2012.

The weighted average number of shares outstanding for the year ended March 31, 2011 reflects voting common shares and non-voting shares outstanding on a pro-rata basis from April 1, 2010 to June 8, 2010, the date of the 2010 Reorganization and Class A Subordinate Voting Shares and Class B Shares outstanding on a pro-rata basis from June 9, 2010 to March 31, 2011, after giving retroactive effect to the one-for-two reverse share split effected June 24, 2010 for the Class A Subordinate Voting Shares and the Class B Shares. Options to purchase 1,416,000 Class A Subordinate Voting Shares were outstanding at March 31, 2011 of which 137,000 options had an exercise price lower than the weighted-average trading price of underlying Class A Subordinate Voting Shares during the year ended March 31, 2011. These options were excluded from the calculation of diluted earnings per share because the combined exercise price and unamortized fair value is greater than the average trading price of the Class A Subordinate Voting shares for the year ended March 31, 2011 and therefore their inclusion would have been anti-dilutive. All other options were excluded from the computation of diluted earnings per share because their exercise prices exceeded the trading price of the underlying Class A Subordinate Voting Shares during the year ended March 31, 2011.

The weighted-average number of shares outstanding for the year ended March 31, 2010 reflects voting and non-voting common shares.

16.	Commitments

	Fiscal year ending March 31,
	2013	2014	2015	2016	2017 and thereafter
Operating leases	$7,075	$5,675	$5,376	$4,912	$18,692
Derivative contracts	908	—	—	—	—
Long-term debt repayments
Long-term debt	3,050	3,050	285,175	—	—
Future interest obligations on long-term debt	9,467	9,367	3,820	—	—
Purchase commitments	72,540	2,482	1,037	349	—

Total	$93,040	$20,574	$295,408	$5,261	$18,692

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements. The Company incurred rental expense of $5,156, $4,795 and $5,012 for the years ended March 31, 2012, 2011 and 2010, respectively.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under the long-term debt facility.

Purchase commitments represent commitments for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange and interest rates in effect at March 31, 2012. Fluctuations in these rates may result in actual payments differing from those reported in the above table.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

17.	Guarantees and contingencies

(a)	Securities Class Actions

Since December 2010, several putative class action complaints against the Company and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions were subsequently dismissed voluntarily. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed, as Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In October 2011, the Court granted the defendants’ motion to transfer the case to the U.S. District Court for the Southern District of New York where it is now pending. A consolidated amended class action complaint was filed in November 2011. A motion to dismiss the case was filed by the defendants in the New York court on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. That motion is pending in the New York court.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff. Originally, the plaintiffs indicated that they would consolidate the two actions; however, they have now applied to stay the first and will be proceeding only with the second action. The hearing to determine whether the matter will be certified to proceed as a class action is scheduled for December of 2012.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. Both motions are pending.

All of the claims in Canada and the U.S. are essentially based on the allegation that the Company misrepresented or omitted to fully disclose demand for its products.

The foregoing litigation proceedings are in their early stages. As a result, the Company is not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against the Company with such proceedings (or any related proceedings).

(b)	Indemnities and Guarantees

In the normal course of business, the Company enters into guarantees that provide indemnification and guarantees to counterparties to secure sales agreements and purchase commitments. Should the Company be required to act under such agreements, it is expected that no material loss would result.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, the Company may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

Holdings Inc. pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by the Company and each director and officer on or about the time of their appointment to their respective office.

(c)	Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, the Company is involved in various other claims and litigation arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of such other claims and litigation, or the amounts which the Company may be required to pay by reason thereof, would have a material adverse impact on its financial position, results of operations or liquidity.

18.	Segmented disclosure

The Company reports segmented information as a single reportable business segment based upon the manner in which related information is organized and managed. The Company’s operations are substantially related to the design, development and sale of hardware and software of interactive displays and related products that enable group collaboration and learning.

The Company conducts business globally. Revenue information relating to the geographic locations in which the Company sells products is as follows.

	Year ended March 31,
	2012	2011	2010
Revenue
United States	$432,659	$497,726	$409,527
Canada	54,237	60,669	47,722
Europe, Middle East and Africa	183,920	175,472	149,905
Rest of World	74,984	56,188	40,821

	$745,800	$790,055	$647,975

For the years ended March 31, 2012, 2011 and 2010, no single customer accounted for more than 10% of revenues.

Most of the Company’s assets are held in Canada. As a result of the acquisition of NextWindow on April 21, 2010 (note 2), one country outside Canada, New Zealand, has more than 10% of the Company’s total consolidated long-lived assets at March 31, 2012. Total long-lived assets in New Zealand amounted to $68,956 and total long-lived assets outside of Canada amounted to $70,352 at March 31, 2012.

19.	Financial instruments

The Company’s financial instruments consist of foreign exchange and interest rate derivative instruments and other financial instruments including cash and cash equivalents, trade receivables, accounts payable, accrued and other current liabilities and long-term debt.

The Company uses derivatives to partially offset its exposure to foreign exchange risk and interest rate risk. The Company enters into derivative transactions with high credit quality counterparties and, by policy, seeks to limit the amount of credit exposure to any one counterparty based on an analysis of the counterparty’s relative credit standing. The Company does not use derivative financial instruments for trading or speculative purposes.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

(a)	Foreign exchange rate risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates could impact the Company. The Company operates globally and is exposed to significant foreign exchange risk, primarily between the Canadian dollar and both the U.S. dollar (“USD”), and the Euro (“EUR”). This exposure relates to our U.S. dollar-denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. The Company seeks to manage its foreign exchange risk by monitoring foreign exchange rates, forecasting its net foreign currency cash flows and periodically entering into forward contracts and other derivative contracts to convert a portion of its forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying Canadian dollar denominated operating costs. The Company may also enter into forward contracts and other derivative contracts to manage its cash flows in other currencies.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. The Company currently does not apply hedge accounting to its currency derivatives. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) in the consolidated statements of operations.

(b)	Interest rate risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. The Company’s financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. The Company partially mitigates this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. The Company currently does not apply hedge accounting to its interest rate derivatives. Changes in the fair value of these interest rate derivatives are included in interest expense in the consolidated statements of operations.

(c)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to the Company.

The Company sells hardware and software that enables group collaboration and learning to a diverse customer base over a global geographic area. The Company evaluates collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and receivables accounts are adjusted as required. Receivables balances are charged against the allowance when the Company determines that it is probable that the receivable will not be recovered. The geographic diversity of the customer base, combined with the Company’s established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk (note 6).

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

Fair value measurements

ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier value hierarchy, which prioritizes the inputs in the valuation methodologies in measuring fair value:

Level 1—Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2—Observable inputs other than quoted market prices included in level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in markets that are not active; or inputs that are observable or can be corroborated by observable market data.

Level 3—Significant unobservable inputs which are supported by little or no market activity and typically reflect managements estimates of assumptions that market participants would use in pricing the asset or liability.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following table presents the Company’s assets and liabilities that are measured at fair value on a recurring basis.

March 31, 2012
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$76,114	$—	$—	$76,114
Derivative instruments	—	891	—	891

Total assets	$76,114	$891	$—	$77,005

Liabilities
Derivative instruments	$—	$908	$—	$908

Total liabilities	$—	$908	$—	$908

March 31, 2011
	Level 1	Level 2	Level 3	Total
Assets
Money market funds	$108,363	$—	$—	$108,363
Derivative instruments	—	1,340	—	1,340

Total assets	$108,363	$1,340	$—	$109,703

Liabilities
Derivative instruments	$—	$1,846	$—	$1,846

Total liabilities	$—	$1,846	$—	$1,846

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

(a)	Fair value of derivative contracts

March 31, 2012
	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$749 95 (144)	Apr 2012 to Jan 2013 Apr 2012 to Jan 2013 Apr 2012 to Feb 2013	0.9798 –1.0617 1.3304 –1.3617 1.5556 –1.6068	USD 24,000 EUR 7,000 GBP 7,500

	$700

Interest rate derivative contracts	$(717)	Aug 2014	0.750%–0.945%	50% of the outstanding principal on the first lien term loan over the contract term

March 31, 2011
	Fair value	Contract expiry	Rates	Notional amounts of quantity
Foreign exchange forward derivative contracts	$832 (426 408)	Apr 2011 to Sep 2011 Apr 2011 to Jan 2012 Apr 2011 to Jan 2012	1.0311 –1.0460 1.2970 –1.4069 1.5081 –1.6027	USD 13,000 EUR 17,500 GBP 11,500

	$814

Interest rate derivative contracts	$(1,320)	Dec 2011	1.253%	60% of the outstanding principal on the first and second lien term loans over the contract term

The Company enters into foreign exchange forward derivative contracts to hedge its risks in the movement of foreign currencies against the Canadian dollar. The fair value of foreign exchange derivative contracts of $891 is included in other current assets at March 31, 2012 (March 31, 2011 – $1,340). The fair value of foreign exchange derivative contracts of $191 is included in accrued and other current liabilities at March 31, 2012 (March 31, 2011 – $526). Changes in the fair value of these contracts are included in foreign exchange loss (gain). The Company recorded a loss of $748 and gains of $744 and $11,423 for the years ended March 31, 2012, 2011 and 2010, respectively.

The fair value of interest rate derivate contracts included in accrued and other current liabilities is $484 at March 31, 2012 (March 31, 2011 – $1,320). The fair value of interest rate derivative contracts included in other long-term liabilities is $233 at March 31, 2012 (March 31, 2011 – zero). Changes in the fair value of these contracts are included in interest expense. The Company recorded gains of $604, $3,931 and $5,766 for the years ended March 31, 2012, 2011 and 2010, respectively.

The estimated fair values of foreign exchange and interest rate derivative contracts are derived by the Company’s counterparties to such contracts, all of which are independent third parties. The assets and liabilities are valued by such third parties using complex financial models with inputs such as benchmark yields, time to maturity, reported trades, broker/dealer quotes, issuer spreads and discount rates. Valuations are reviewed by the Company.

Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts the Company could expect to realize in a liquidation or unwinding of an existing contract.

SMART Technologies Inc.

Notes to Consolidated Financial Statements

(thousands of U.S. dollars, except per share amounts, and except as otherwise indicated)

For the years ended March 31, 2012, 2011 and 2010

(b)	Long-term debt

The estimated fair value of the Company’s long-term debt has been determined based on current market conditions by discounting future cash flows under current financing arrangements at borrowing rates believed to be available to the Company for debt with similar terms and remaining maturities.

The fair value of debt was measured utilizing Level 3 inputs. The Level 3 fair value measurements utilize a discounted cash flow model. This model utilizes observable inputs such as contractual repayment terms and benchmark forward yield curves, plus a discount rate that is intended to represent our credit risk for secured or unsecured obligations. We estimate our credit risk based on our corporate credit rating and the credit rating on our variable-rate long-term debt and utilize benchmark yield curves that are widely used in the financial industry.

The carrying value and fair value of the Company’s long-term debt as at March 31, 2012 and March 31, 2011, are as follows.

	March 31, 2012		March 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Variable-rate long-term debt	$291,275	$289,340	$339,325	$329,836

(c)	Other financial assets and liabilities

The fair values of cash and cash equivalents, trade receivables and accounts payable and accrued and other current liabilities approximate their carrying amounts due to the short-term maturity of these instruments. A portion of these items are denominated in currencies other than the Canadian dollar functional currency of the Company including the U.S. dollar, Euro and British pound sterling and are translated at the exchange rate in effect at the balance sheet date.

20.	Related party transactions

All transactions with related parties were nominal for the years ended March 31, 2012, 2011 and 2010, with the exception of those disclosed in notes 3 and 11.

21.	Comparative figures

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

Corporate Information

Executive Officers

Tom Hodson

Interim President and Chief Executive Officer1

President and Chief Operating Officer2

Drew Fitch

Vice President, Finance and Chief Financial Officer1,2

Jeff Losch

Vice President, Legal and General Counsel1,2

Frederic Arneodo

Vice President, EMEA2

Sandra Coates

Vice President, Customer Success2

Vaughn Keenan

Senior Vice President, Product Development2

Keith Lantz

Vice President, SMART Labs2

Patrick Lelorieux

Senior Vice President, International2

Jeff Lowe

Vice President, Marketing2

Patric Nagel

Vice President, Americas2

Pamela Ramotowski

Vice President, People Services2

Dan Rodrigue

Vice President, Operations2

Linda Thomas

Vice President, Products2

Board of Directors

David Martin

Chairman

Nancy Knowlton

Vice Chair

Salim Nathoo

Partner, Apax Partners

Arvind Sodhani

Executive Vice President, Intel Corporation

Michael Mueller3,4,5

Corporate Director

Robert Hagerty3,4,5,6

Corporate Director

David Sutcliffe3,4,5

Corporate Director

1	Position held within SMART Technologies Inc.
2	Position held within SMART Technologies ULC, the company’s major operating subsidiary
3	Member of Audit Committee
4	Member of Compensation Committee
5	Member of Corporate Governance and Nominating Committee
6	Lead Director

Annual Meeting of Shareholders

Friday, August 3, 2012, 9:00 a.m.

Sheraton Suites Calgary Eau Claire

255 Barclay Parade SW

Calgary, Alberta T2P 5C2 Canada

Shareholder Inquiries

Investor Relations

1.877.320.2241

ir@smarttech.com investor.smarttech.com

Stock Exchange Listings

NASDAQ Global Select Market Symbol:

SMT

Toronto Stock Exchange Symbol:

SMA

Independent Auditor

KPMG LLP

Suite 2700, Bow Valley Square II

205, 5th Avenue SW

Calgary, Alberta T2P 4B9 Canada

1.403.691.8000

Transfer Agent

Computershare Trust Company N.A.,

350 Indiana Street, Suite 750,

Golden, Colorado 80401 USA

1.800.736.3001

1.781.575.3100

Computershare Trust Company of Canada

100 University Avenue, 9th Floor

Toronto, Ontario M5J 2Y1 Canada

1.416.263.9200

Corporate Office

SMART Technologies Inc.

3636 Research Road NW

Calgary, Alberta T2L 1Y1 Canada

1.403.245.0333

Corporate Website

smarttech.com

© 2012 SMART Technologies. All rights reserved. LightRaise, SMART Notebook, SMART Board, Freestorm, SMART Meeting Pro, SMART Ink, Bridgit, SMART Podium, SMART Table, smarttech, the SMART logo and all SMART taglines and product logos are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries. All third-party product and company names are for identification purposes only and may be trademarks of their respective owners.